UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on quarterly financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on quarterly financial statements

The Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Companhia Telefônica Brasil S.A., (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2015, which comprise the balance sheet as at March 31, 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) - Interim Financial Reporting, and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (SVA) for the three-month period ended March 31, 2015, prepared under management’s responsibility, whose presentation in the interim financial information is required by rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, which do not require SVA presentation. This statement has been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that it is not fairly presented fairly, in all material respects, in relation to the overall accompanying interim financial information.

Audit of the balance sheet as of December 31, 2014 and review of the interim statements of income, of changes in equity, of cash flows and of value added for the three-month period ended March 31, 2014

The balance sheet as of December 31, 2014, presented for comparison purposes, was previously audited by other independent auditors, who issued an unmodified report dated February 12, 2015.  In addition, the interim statements of income, of changes in equity, of cash flows and of value added for the three-month period ended March 31, 2014, presented for comparison purposes, were reviewed by other independent auditors, who issued an unmodified report dated May 7, 2014.

São Paulo, April 27, 2015

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Héctor Ezequiel Rodríguez Padilla Accountant CRC-1SP299427/O-9

TELEFÔNICA BRASIL S.A.
Balance sheets
At March 31, 2015 and December 31, 2014
( In thousands of reais )

		Company		Consolidated				Company		Consolidated
ASSETS	Note	03.31.15	12.31.14	03.31.15	12.31.14	LIABILITIES AND EQUITY	Note	03.31.15	12.31.14	03.31.15	12.31.14

CURRENT ASSETS		14,146,595	14,754,381	15,205,706	15,517,368	CURRENT LIABILITIES		17,107,853	16,102,171	17,094,252	16,011,006
Cash and cash equivalents	3	2,132,198	3,835,304	3,212,154	4,692,689	Personnel, social charges and benefits	13	436,508	585,770	442,211	591,381
Trade accounts receivable, net	4	6,411,415	6,470,764	6,667,465	6,724,061	Trade accounts payable	14	6,786,193	7,675,632	6,823,158	7,641,191
Inventories, net	5	599,561	458,488	647,420	479,801	Taxes, charges and contributions	15	1,190,403	1,236,330	1,258,756	1,281,673
Dividends and interest on equity	16	174,726	174,726	-	-	Dividends and interest on equity	16	4,244,980	1,495,321	4,244,980	1,495,321
Prepaid expenses	8	1,137,532	300,567	1,143,416	303,551	Provisions	17	726,712	674,276	726,712	674,276
Taxes recoverable	6.1	1,973,327	2,163,404	2,010,785	2,202,662	Deferred revenue	18	656,473	704,589	682,825	717,019
Judicial deposits and garnishments	7	200,229	202,169	200,229	202,169	Loans, financing, and finance lease	19	721,150	1,509,471	721,150	1,509,471
Financial instruments	32	1,027,561	613,939	1,027,561	613,939	Debentures	19	757,779	755,047	757,779	755,047
Other assets	9	490,046	535,020	296,676	298,496	Financial instruments	32	127,603	23,011	127,603	23,011
						Other liabilities	20	1,460,052	1,442,724	1,309,078	1,322,616
NONCURRENT ASSETS		58,627,113	58,382,747	57,572,338	57,547,920
Short-term investments pledged as collateral		99,561	125,343	99,571	125,353	NONCURRENT LIABILITIES		12,482,255	12,084,862	12,500,192	12,104,187
Trade accounts receivable, net	4	183,785	190,288	294,131	299,405	Personnel, social charges and benefits	13	121,281	118,829	121,291	118,829
Taxes recoverable	6.1	339,867	340,205	339,867	340,205	Taxes, charges and contributions	15	57,823	41,379	83,978	67,126
Prepaid expenses	8	21,435	24,346	22,961	26,223	Deferred taxes	6.2	127,180	-	127,180	-
Deferred taxes	6.2	-	40,704	90,757	144,817	Provisions	17	4,718,414	4,440,756	4,739,677	4,461,654
Judicial deposits and garnishments	7	4,693,828	4,514,783	4,722,624	4,543,056	Deferred revenue	18	449,187	480,957	450,577	482,782
Financial instruments	32	239,774	152,843	239,774	152,843	Loans, financing, and finance lease	19	2,088,664	2,123,126	2,088,664	2,123,126
Other assets	9	92,784	94,703	92,988	94,925	Debentures	19	3,415,951	3,411,616	3,415,951	3,411,616
Investments	10	1,653,262	1,445,014	83,835	79,805	Financial instruments	32	15,864	24,133	15,864	24,133
Property and equipment, net	11	20,528,609	20,381,731	20,597,423	20,453,864	Post-Retirement Benefit Plans	31	467,329	456,129	467,329	456,129
Intangible assets, net	12	30,774,208	31,072,787	30,988,407	31,287,424	Other liabilities	20	1,020,562	987,937	989,681	958,792

						EQUITY		43,183,600	44,950,095	43,183,600	44,950,095
						Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
						Bonus paid on acquisition of interest from non-controlling shareholders	21	(70,448)	(70,448)	(70,448)	(70,448)
						Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	21	1,534,905	1,534,479	1,534,905	1,534,479
						Retained earnings	21	579,293	-	579,293	-
						Additional dividend proposed	21	18,592	2,768,592	18,592	2,768,592
						Other comprehensive income	21	636,251	232,465	636,251	232,465

TOTAL ASSETS		72,773,708	73,137,128	72,778,044	73,065,288	TOTAL LIABILITIES AND EQUITY		72,773,708	73,137,128	72,778,044	73,065,288

TELEFÔNICA BRASIL S.A.
Income statements
Periods ended March 31, 2015 and 2014
(In thousands of reais, except earnings per share data)

		Company		Consolidated
	Note	1st Quarter of 2015	1st Quarter of 2014	1st Quarter of 2015	1st Quarter of 2014

OPERATING REVENUE, NET	22	8,421,281	8,194,049	8,983,078	8,611,930

Cost of sales and services	23	(4,288,962)	(4,195,200)	(4,536,840)	(4,396,344)

GROSS PROFIT		4,132,319	3,998,849	4,446,238	4,215,586

OPERATING INCOME (EXPENSES)		(3,248,384)	(3,081,717)	(3,282,604)	(3,096,297)
Selling expenses	23	(2,682,163)	(2,483,497)	(2,708,646)	(2,510,013)
General and administrative expenses	23	(421,041)	(487,451)	(429,820)	(487,969)
Other operating income	24	112,774	114,176	113,826	129,296
Other operating expenses	24	(257,954)	(224,945)	(257,964)	(227,611)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		883,935	917,132	1,163,634	1,119,289

Financial income	25	371,702	300,976	398,958	317,672
Financial expenses	25	(619,658)	(405,908)	(616,810)	(406,002)
Equity pickup	10	204,450	145,435	232	1,005

INCOME BEFORE TAXES		840,429	957,635	946,014	1,031,964

Income and social contributions taxes	26	(260,710)	(296,865)	(366,295)	(371,194)

NET INCOME FOR THE YEAR		579,719	660,770	579,719	660,770

Basic and diluted earnings per share (in R$)
Basic and diluted earnings per share – common	27	0.48	0.55
Basic and diluted earnings per share – preferred	27	0.53	0.61

TELEFÔNICA BRASIL S.A.
Statements of changes in equity
Periods ended March 31, 2015 and 2014
( In thousands of reais )

			Capital reserve			Income reserve
	Capital	Premium on acquisition of interest from non-controlling shareholders	Special goodwill reserve	Other capital reserve	Treasury stock	Legal reserve	Tax Incentive Reserve	Retained Earnings	Additional Dividend Proposed	Other comprehensive income	Company’s Equity

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for year 2013	-	-	-	-	-	-	-	-	(1,043,000)	-	(1,043,000)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2,277)	(2,277)
Net income for the year	-	-	-	-	-	-	-	660,770	-	-	660,770

Balances at March 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	660,770	132,538	14,572	42,509,935

Additional dividend proposed for year 2013	-	-	-	-	-	-	-	-	(132,538)	-	(132,538)
Prescribed dividends and interest on equity	-	-	-	-	-	-	-	207,442	-	-	207,442
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	150	(150)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	217,893	181,367
Net income for the period	-	-	-	-	-	-	-	4,275,889	-	-	4,275,889
Income allocation:
Legal reserve	-	-	-	-	-	246,833	-	(246,833)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)
Interim dividends	-	-	-	-	-	-	-		-	-	-
Additional dividend proposed	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-

Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	2,768,592	232,465	44,950,095

Additional dividend proposed for year 2014	-	-	-	-	-	-	-	-	(2,750,000)	-	(2,750,000)
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	426	(426)	-	-	-
Cancellation of Treasury stocks, in accordance with AGE's meeting as of 03/12/15	-	-	-	(112,107)	112,107	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	403,786	403,786
Net income for the period	-	-	-	-	-	-	-	579,719	-	-	579,719

Balances at March 31, 2015	37,798,110	(70,448)	63,074	2,623,823	-	1,532,630	2,275	579,293	18,592	636,251	43,183,600

Outstanding shares (thousands)											1,123,269
Book value per shares (VPA) - Company											38.44

TELEFÔNICA BRASIL S.A.
Statements of comprehensive income
Periods ended March 31, 2015 and 2014
( In thousands of reais )

	Company		Consolidated
	1st Quarter of 2015	1st Quarter of 2014	1st Quarter of 2015	1st Quarter of 2014
Net income for the year	579,719	660,770	579,719	660,770

Unrealized losses in investments available for sale	(989)	(1,295)	(989)	(1,295)
Taxes on unrealized losses in investments available for sale	336	440	336	440
	(653)	(855)	(653)	(855)

Gains on derivative transactions	605,533	2,032	605,533	2,032
Taxes on gains on derivative transactions	(205,881)	(691)	(205,881)	(691)
	399,652	1,341	399,652	1,341

Accumulated adjustments of conversion of foreign currency transactions	4,787	(2,763)	4,787	(2,763)

Other net comprehensive income to be reclassified to P&L in subsequent years	403,786	(2,277)	403,786	(2,277)

Comprehensive income for the year, net of taxes	983,505	658,493	983,505	658,493

Basic and diluted earnings per share (in R$)
Basic and diluted earnings per share – common	0.82	0.55
Basic and diluted earnings per share – preferred	0.90	0.60

TELEFÔNICA BRASIL S.A.
Statements of cash flows
Periods ended March 31, 2015 and 2014
( In thousands of reais )

	Company		Consolidated
	1st Quarter of 2015	1st Quarter of 2014	1st Quarter of 2015	1st Quarter of 2014

Net cash from operating activities	772,856	840,082	1,002,944	1,271,064

Cash from operations	3,084,462	2,786,438	3,445,754	2,989,110
Income before taxes	840,429	957,635	946,014	1,031,964
Depreciation and amortization	1,398,999	1,438,697	1,405,127	1,443,554
Exchange variations on loans	14,683	30,306	14,683	30,306
Monetary gains	89,437	22,087	89,346	15,557
Equity pickup	(204,450)	(145,435)	(232)	(1,005)
Profit on write-off/disposal of goods	14,640	16,232	14,767	16,375
Estimated for impairment of trade accounts receivable	304,662	196,448	324,415	207,860
Provision (reversal) of accounts payable	209,403	(20,340)	236,073	(51,495)
Estimated losses (write-offs and reversals) for impairment of inventory items	(4,617)	(3,345)	(5,710)	1,832
Pension plan and other post-employment benefits	10,797	7,882	10,792	7,878
Provisions for tax, labor, civil and regulatory demands	181,929	125,959	181,929	125,972
Interest expenses	212,471	159,981	212,471	159,981
Others	16,079	331	16,079	331

Changes in operating assets and liabilities:	(2,311,606)	(1,946,356)	(2,442,810)	(1,718,046)
Trade accounts receivable	(238,810)	(366,619)	(262,545)	(328,716)
Inventories	(136,456)	(62,074)	(161,909)	(60,458)
Taxes recoverable	(39,817)	(106,361)	(40,699)	(111,303)
Prepaid expenses	(724,389)	(656,776)	(726,938)	(657,603)
Other current assets	42,196	(110,330)	(958)	48,463
Other noncurrent assets	2,322	(6,525)	2,345	(16,524)
Personnel, social charges and benefits	(146,810)	(90,650)	(146,708)	(91,978)
Trade accounts payable	(612,353)	(322,904)	(562,665)	(169,852)
Taxes, charges and contributions	(96,204)	239,973	(92,185)	218,977
Interest paid	(204,804)	(196,524)	(204,804)	(196,524)
Income and social contribution taxes paid	-	(151,677)	(70,148)	(207,928)
Other current liabilities	(71,186)	(53,042)	(88,130)	(73,194)
Other non-current liabilities	(85,295)	(62,847)	(87,466)	(71,406)

Net cash from investing activities	(1,817,077)	(1,502,009)	(1,824,594)	(1,502,014)
Acquisition of fixed and intangible assets (net of donations)	(1,730,267)	(1,418,198)	(1,737,896)	(1,424,540)
Proceeds from disposal of property and equipment items	4,939	4,581	5,118	4,581
Redemption (realization) of judicial deposits	(91,749)	(89,532)	(91,816)	(83,195)
Dividends and interest on equity received	-	1,140	-	1,140

Net cash from financing activities	(658,885)	(1,768,465)	(658,885)	(1,768,465)
Payment of loans, financing, and debentures	(1,028,246)	(218,718)	(1,028,246)	(218,718)
Loans and debentures raised	12,157	87,422	12,157	87,422
Net payment of derivative agreements	359,005	(16,149)	359,005	(16,149)
Payment referring to group of shares	(42)	(46)	(42)	(46)
Dividends and interest on equity paid	(1,759)	(1,620,974)	(1,759)	(1,620,974)

Increase (decrease) in cash and cash equivalents	(1,703,106)	(2,430,392)	(1,480,535)	(1,999,415)

Cash and cash equivalents at beginning of period	3,835,304	6,311,299	4,692,689	6,543,936
Cash and cash equivalents at end of period	2,132,198	3,880,907	3,212,154	4,544,521

Changes in cash and cash equivalents for the period	(1,703,106)	(2,430,392)	(1,480,535)	(1,999,415)

TELEFÔNICA BRASIL S.A.
Statements of value added
Periods ended March 31, 2015 and 2014
( In thousands of reais )

	Company		Consolidated
	1st Quarter of 2015	1st Quarter of 2014	1st Quarter of 2015	1st Quarter of 2014

Revenues	11,396,406	11,150,697	12,047,189	11,674,630
Goods and services sold	11,549,180	11,190,046	12,218,664	11,710,265
Other revenues	151,888	157,099	152,940	172,225
Provision for impairment of trade accounts receivable	(304,662)	(196,448)	(324,415)	(207,860)

Input products acquired from third parties	(4,425,973)	(4,302,905)	(4,721,753)	(4,538,235)
Cost of goods and products sold and services rendered	(2,395,515)	(2,343,933)	(2,678,893)	(2,562,140)
Materials, energy, third-party services and other expenses	(2,011,111)	(1,944,941)	(2,024,480)	(1,960,404)
Loss/recovery of assets	(19,347)	(14,031)	(18,380)	(15,691)

Gross value added	6,970,433	6,847,792	7,325,436	7,136,395

Retentions	(1,398,999)	(1,438,697)	(1,405,127)	(1,443,554)
Depreciation and amortization	(1,398,999)	(1,438,697)	(1,405,127)	(1,443,554)

Net value added produced	5,571,434	5,409,095	5,920,309	5,692,841

Value added received in transfer	576,152	446,411	399,190	318,677
Equity pickup	204,450	145,435	232	1,005
Financial income	371,702	300,976	398,958	317,672

Total value added to be distributed	6,147,586	5,855,506	6,319,499	6,011,518

Distribution of value added	(6,147,586)	(5,855,506)	(6,319,499)	(6,011,518)

Personnel, social charges and benefits	(697,711)	(635,199)	(703,299)	(641,132)
Direct compensation	(498,370)	(433,764)	(502,100)	(438,118)
Benefits	(168,600)	(172,408)	(170,172)	(173,625)
FGTS	(30,741)	(29,027)	(31,027)	(29,389)
Taxes, charges and contributions	(3,756,435)	(3,723,444)	(3,924,247)	(3,872,216)
Federal	(1,286,429)	(1,252,134)	(1,421,776)	(1,377,486)
State	(2,458,725)	(2,455,134)	(2,461,404)	(2,456,921)
Municipal	(11,281)	(16,176)	(41,067)	(37,809)
Remuneration of third-party capital	(1,113,721)	(836,093)	(1,112,234)	(837,400)
Interest	(617,845)	(405,160)	(614,957)	(405,160)
Rent	(495,876)	(430,933)	(497,277)	(432,240)
Equity remuneration	(579,719)	(660,770)	(579,719)	(660,770)
Retained earnings	(579,719)	(660,770)	(579,719)	(660,770)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At March 31, 2015 and December 31, 2014, Telefónica S.A., holding company of the Group, held a total of 73.96% direct and indirect interest in the Company – 91.82% of common shares and 64.78% of preferred shares (Note 21).

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded in the New  York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (“STFC”) and Multimedia Communication Service (“SCM”) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (“PGO”) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

b.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 20).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

b.2) SMP authorization arrangement

The Company operates SMP services, in accordance with the authorizations it has been given. Frequency authorizations granted by ANATEL may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contribution taxes, related to the application of the Basic and Alternative Service Plans (Note 20).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

The information on the areas of operation (regions) and due dates of the radiofrequency authorizations is the same of Note 1b2) – “SMP Authorization Arrangements”, as disclosed in the financial statements at December 31, 2014.

c) Proposal for Acquisition of GVT Participações S.A.

On September 18, 2014, the Company released a material fact provided for by CVM Rule No. 358/02, disclosing that, on said date, the Company (“Buyer”) and Vivendi S.A. (“Vivendi”) and its subsidiaries (“Sellers”), entered into a Purchase and Sale Agreement and Other Covenants (“Agreement”), in which all shares issued by GVT Participações S.A. (GVTPar), controller of Global Village Telecom S.A. (provided that GVTPar together with GVT Operadora are hereinafter called “GVT”), shall be acquired by the Company. The execution of the Agreement and other documentation related thereto were duly approved by the Company's Board of Directors in a meeting held on the aforementioned date.

Payment for acquisition of GVT shares shall be made by the Company and Sellers as follows:

•       €4,663,000,000.00 payable in cash after contractual adjustments on the execution date.

The Company will finance the payment of this installment with capital increase through public offering, whose terms and conditions were approved by the Company’s Board of Directors in a meeting held on March 25, 2015 (Note 1e).

•       A portion of shares issued by the Company, equivalent to 12% of the Company's common shares and 12% of preferred shares after merger of GVTPar shares.

Payment of this installment will be made through merger of shares issued by GVTPar by the Company, with the corresponding delivery of common and preferred shares issued by the Company to GVTPar shareholders in place of the merged GVTPar's shares, observing the number of shares referring to the portion to be granted to Sellers as negotiated between the parties and determined in the Agreement, provided that Management shall manage and disclose other terms and conditions of this merger of shares on a timely fashion.

Determinations referring to transaction described above will grant the dissident Company's shareholders the right of recess.  Accordingly, dissident shareholders holding Company common and/or preferred shares will have withdrawal right upon receipt of the respective amount of net earnings per share. The amount per share to be paid upon exercise of the recess right will be disclosed when the date of the Special Shareholders’ Meeting for discussion of issues related to this transaction is determined.

Vivendi accepted the public offer made by Telefónica S.A. (“Telefónica”) for acquisition of interest in Telecom Itália S.p.A. (“Telecom Itália”), specifically the acquisition of 1,110 billion common shares of Telecom Itália, which currently represent an 8.3% interest in the voting capital of Telecom Itália (equivalent to 5.7% of its capital), in exchange of 4.5% of the Company's capital which Vivendi shall receive due to the combination of the Company and GVT, and represent all common shares and a portion of the preferred shares (0.7% of preferred shares).

Considering that the acquisition of GVT shares by the Company represents a significant investment under the terms of Article No. 256 of Law No. 6404/76, this acquisition will be submitted to the Company's shareholders and a Special Shareholders’ Meeting will be held for this purpose as provided for by the applicable law.

This transaction is subject to obtainment of the applicable corporate and regulatory authorizations, including Brazil’s Administrative Council for Economic Defense (“CADE”) and ANATEL, in addition to other conditions among those usually applicable to this kind of transaction.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

On December 22, 2014, ANATEL approved the acquisition of all GVT shares by the Company under certain conditions, including: (i) maintaining the current services and plans offered by both GVT and the Company for a certain period; (ii) maintaining the contracts currently held by GVT customers for a certain period; (iii) maintaining the current geographic scope of the services provided by GVT and the Company, in addition to expanding operations to at least 10 municipalities within 3 years, beginning January 26, 2015; and (iv) relinquishing the STFC license held by GVT within up to 18 months after ANATEL’s decisions. The ruling contains further details and may be referred to in the Federal Official Gazette (“DOU”) of December 26, 2014 (Ruling No. 430/2014-CD, of December 24, 2014).

On March 25, 2015, CADE approved the Concentration Control Agreement (“ACC”) No. 08700.009732/2014-93 (linked to ACC 08700.009731/2014-49, also approved on that date), involving the Company, GVT and CADE, which its object is the acquisition of all GVT’s shares by the Company. This ACC provides for certain conditions, including: (i) maintaining the current services, plans and contracts offered by both GVT and the Company for a certain period; (ii) maintaining the current geographic scope of the services provided by GVT and the Company, as well as expanding its operations; (iii) maintaining, for a certain period, some specific quality indicators for GVT's broadband services provided to its customers; and (iv) commitment with certain obligations referring to waiver of Vivendi’s political rights in the Company.

d) Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. (“TELCO”) has a 22.4% interest with voting rights in Telecom Itália, and is the majority shareholder of this company.

Telefónica S.A holds indirect control in Telefónica S.A., and Telecom Italia holds an indirect interest in TIM Participações S.A. (“TIM”), a Brazilian telecommunications company.  Neither Telefónica, nor Telefônica Brasil or any other affiliate of Telefónica interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest in relation to TIM operations in Brazil. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO whereby Telefónica subscribed and paid up capital in TELCO through a contribution of 324 million euros, receiving shares without voting rights of TELCO as consideration. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO remained unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO, as well as the obligations of Telefónica to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, Italian shareholders of TELCO granted to Telefónica an option to purchase all of their shares in TELCO, and such option is conditioned on prior competition defense and telecommunications approvals that are required (including in Brazil and Argentina). The purchase option is available since January 1, 2014 and remain available while the Shareholders’ Agreement is in effect, except (i) between June 1 and 30, 2014 and January 15 to February 15, 2015, and (ii) in certain periods if the Italian shareholders of TELCO request the entity’s spin-off.

On December 4, 2013, CADE approved, subject to the conditions described below, the acquisition, by Telefónica, of the total interest held by Portugal Telecom, SGPS SA and PT Móveis – Serviços de Telecomunicações, SGPS, SA (“PT”) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (“Vivo Participações”), a company merged by Telefônica Brasil S.A. The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

The conditions imposed by CADE in relation to this decision are the following:

•       a new shareholder of former Vivo Participações shares the control of former Vivo Participações with Telefónica, under conditions identical to those applicable to PT, when it held interest in Brasilcel NV, or Telefónica ceases to have direct or indirect interest in TIM Participações S.A.; and

•       a fine of R$15 million to Telefónica for violation of the intent and objective of the agreement that Telefónica entered into with CADE (as a condition for approval of the initial acquisition process of Telecom Itália in 2007), due to the subscription and payment of Telefónica shares without voting right in TELCO, in its recent capital increase. This decision also imposes to Telefónica the obligation to dispose of its nonvoting shares held in TELCO.

At December 13, 2013, Telefónica published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus considering the possibility of starting applicable legal proceedings in July 2014.

On June 16, 2014, the Italian shareholders of TELCO decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of the company. This spin-off was approved by the Annual General Meeting of TELCO held on July 9, 2014, and is subject to prior authorization by relevant authorities, including CADE and ANATEL in Brazil. After its authorization, this spin-off will be implemented by means of full assignment of TELCO’s current interest in Telecom Itália capital to four other companies, each fully held by one of the current TELCO shareholders, and each shareholder will hold Telecom Itália shares in a number proportional to the current economic participation of the respective future controlling shareholder of TELCO.

The spin-off will result in Telefónica holding, by means of a special purpose entity, 14.77% of the voting shares of Telecom Itália, and 8.3% of such shares will be exchanged with Vivendi as mentioned above, and 6.47% of the shares, pegged to debentures issued by Telefónica in July 2014, convertible on the maturity date into shares of Telecom Itália, since TELCO’s spin-off.

On December 22, 2014 and March 12, 2015, ANATEL authorized TELCO’s spin-off, in a transaction impacting the swap transaction conducted with Vivendi, allowing Telefónica to hold direct interest in Telecom Itália, through a full subsidiary. Such decision is conditioned on the suspension and waiver by Telefónica of all its political rights in Telecom Itália, and finally on the divestiture of the direct interest to be held by Telefónica in Telecom Itália The acceptance of this waiver was publicly disclosed by Telefónica by means of a material news released published on March 20, 2015 in Italy, Spain and United States.

In addition, on March 12, 2015, ANATEL approved the swap transaction agreed between Telefónica and Vivendi, pursuant to the terms under which Vivendi will exchange all its voting shares and part of its non-voting shares held in the Company for an indirect interest held by Telefónica in Telecom Itália, subject to certain conditions, such as prohibiting Vivendi to increase its interest in the Company.

On March 25, 2015, CADE approved TELCO’s spin-off, subject to the execution of three concentration control agreements. In such agreements, Telefónica and the Company undertake to comply with certain provisions, such as: (i) maintaining the current services and plans offered by both GVT and the Company for a certain period; (ii) maintaining the contracts currently held by GVT customers for a certain period; (iii) maintaining the current geographic scope of the services provided by GVT and the Company, in addition to expanding operations in accordance with the expansion plan to be submitted to ANATEL; (iv) maintaining, for a certain period, some specific quality indicators for services provided by GVT to its customers; (v) commitment with certain obligations undertaken by Vivendi, under the terms of the agreement entered into by Vivendi and CADE; (vi) waiving and suspending all political rights held by Telefónica in Telecom Itália; and (vii) divestiture of all shares held by Telefónica to Telecom Itália.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

e) Public offer of primary distribution of shares

The Company Board of Directors approved, in a meeting held on March 25, 2015, the public offer of primary distribution of common and preferred shares issued by the Company, all of them registered, book-entry and without par value, free and clear of any burden or lien, including ADSs, represented by American Depositary Receipts (“ADRs”), to be conducted simultaneously in Brazil and abroad (“Global Offer” or “Offer”), as well as its terms and conditions.

The effective capital increase, within the authorized capital limit, excluding the right of first refusal by the current Company shareholders, in conformity with the provisions of article 172, item I, of the Corporation Law, as well as the price per Common and Preferred Share, will be approved in a meeting of the Company Board of Directors to be held before CVM grants the Offer registration.

On March 26, 2015, the Company filed at CVM a request for automatic registration of the Offer, which will be conducted simultaneously: (i) in Brazil (“Brazilian Offer”), in a non-organized OTC, in conformity with the CVM Rule No. 400, on December 29, 2003, through a public offer of primary distribution of shares registered in the CVM; and (ii) abroad (“International Offer"), through public offer of primary distribution of preferred shares, as ADSs, represented by ADRs, jointly with the Brazilian Offer shares, to be registered in the Securities and Exchange Commission (“SEC”), in conformity with the U.S. Securities Act of 1933.

As reported in Note 1c), the funds from this Offer will be used mostly to acquire GVT.

The Company shareholders will not have the right of first refusal for the subscription of shares, under the terms of article 172 of Law No. 6404/76, but they will have priority to subscribe shares, proportionally to their ownership interest in the Company capital.

The complete information of this Public Offer of Primary Distribution of Shares was filed and are available in the CVM website (www.cvm.org.br) and in the Company website (www.telefonica.com.br/ri), and the information on the Company’s capital increase is described in Note 34.

2)    BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.1) Statement of Compliance

The individual quarterly information (Company) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issued by CVM, and with CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated quarterly information (Consolidated) was prepared and is presented in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by IASB, and CVM rules.

At the meeting held on May6, 2015, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on May 12, 2015.

2.2) Basis of preparation and presentation

The Company’s quarterly information for the three-month period ended March 31, 2015 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the quarters ended March 31, 2015 and 2014, except the balance sheets, in which the positions at March 31, 2015 and December 31, 2014 are compared.

This quarterly information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2014 (Note 3 – “Summary of Significant Accounting Practices”) and must be analyzed jointly with the referred to financial statements.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Certain accounts in the tables of these notes to quarterly information and Statements Of Value Added (“SVA”) were reclassified so as to allow comparison of information for the three-month periods ended March 31, 2015 and 2014.

On the date of preparation of this quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

IFRS 9 Financial Instruments, issue of final version: This standard encompasses all phases of the financial instruments project and replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. It introduces new requirements for classification and measurement, impairment loss and hedge accounting. This standard is applicable as from the year beginning on January 1, 2018, and its early adoption is not permitted. Its retrospective application is required; however, the presentation of comparative information is not mandatory. Early adoption of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the initial application date falls before February 1, 2015. The adoption of IFRS 9 will impact the classification and measurement of the Company’s financial assets, but it will not impact the classification and measurement of its financial liabilities.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, revision: This standard determines the accounting treatment for transactions involving assets between an investor and its associates or joint ventures. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position.

IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, revision: This standard addresses the requirements for financial statements disclosure for an investment entity. This standard is applicable as from the year beginning on January 1, 2017. The Company does not expect any significant impacts on its financial position.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, revision:  The amendments to this standard require that a joint investor, which records the acquisition of interest in a joint operation that is a business, apply the relevant IFRS 3 principles applicable to business combination. The amendments further clarify that the interest previously held in a joint operation is not remeasured upon acquisition of additional interest in the same joint operation, while the joint control is held. In addition, a scope exclusion was added to IFRS 11 in order to specify that the amendments are not applicable when the parties sharing joint control, including the reporting entity, are under the common control of the main controlling party. The amendments apply both to the acquisition of final interest in a joint operation and the acquisition of any additional interest in the same joint operation, and are effective prospectively as from the year beginning on January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 14 Regulatory Deferral Accounts, issue: This standard is optional and allows a company that conducts rate-regulated activities to continue applying most part of its accounting policies on regulatory deferral account balances, upon first-time adoption of IFRS. The companies that adopt IFRS 14 must present regulatory deferral account balances as separate accounts in the balance sheets and in other comprehensive income. This standard requires disclosures on the nature and risks associated with company’s regulated rates and the effects of such regulation on the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position, since it has already been preparing its financial statements based on the effective IFRS.

IFRS 15 Revenue from Contracts with Customers, issue: This standard requires that an entity recognize revenue, reflecting the consideration expected to be received in exchange of the control over goods or services. When adopted, this standard will replace most part of the current guidance on revenue recognition (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from the year beginning on January 1, 2017, and it may be adopted retrospectively, or using a cumulative effect approach. The Company is evaluating the impacts on its quarterly information and disclosures, and has neither defined the transition method nor determined the potential impacts on its financial reports yet.

IAS 1 Disclosure Initiative, revision:  This standard addresses changes in the overall financial statements of a company. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, revision: The amendments clarify the depreciation and amortization methods, subject to the alignment to the concept of future economic benefits expected from the use of assets over its economic useful life. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position.

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued but whose application is not mandatory.

2.3) Basis of consolidation

At March 31, 2015 and December 31, 2014, the Company held interest in the following companies:

Investees	Type of investment	(%) of interest held	Country (head office)	Business activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	Brazil	Telecommunications

Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	Netherlands	Holding, operating in the telecommunications industry

Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	Brazil	Underground telecommunications network

Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	Brazil	Technical assistance in telecommunications network

Interests held in subsidiary or jointly-controlled entity are measured under the equity method in the individual quarterly information. In the consolidated quarterly information, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiary are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated quarterly information.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Cash and bank checking accounts	71,935	63,136	74,079	64,010
Short-term investments	2,060,263	3,772,168	3,138,075	4,628,679
Total	2,132,198	3,835,304	3,212,154	4,692,689

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

4) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Billed amounts	4,989,119	4,957,574	5,575,572	5,538,184
Unbilled amounts	1,843,041	1,868,376	1,993,511	1,997,798
Interconnection amounts	1,041,918	991,752	1,041,918	991,752
Receivables from related parties (Note 28)	213,039	157,306	169,196	115,048
Gross accounts receivable	8,087,117	7,975,008	8,780,197	8,642,782
Estimated impairment losses	(1,491,917)	(1,313,956)	(1,818,601)	(1,619,316)
Total	6,595,200	6,661,052	6,961,596	7,023,466

Current	6,411,415	6,470,764	6,667,465	6,724,061
Noncurrent	183,785	190,288	294,131	299,405

Consolidated balances of noncurrent trade accounts receivable include:

•       At March 31, 2015, R$183,785 (R$190,288 at December 31, 2014) referring to the business model of resale of goods to legal entities, receivable within 24 months. At March 31, 2015, the impact of the present-value adjustment was R$37,183 (R$29,872 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

•       At March 31, 2015, R$110,346 (R$109,117 at December 31, 2014) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At March 31, 2015, the impact of the present-value adjustment was R$7,128 (R$7,522 at December 31, 2014).

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Falling due	4,626,436	4,853,376	4,870,220	5,107,714
Overdue from 1 to 30 days	1,004,360	914,709	1,028,452	970,086
Overdue from 31 to 60 days	339,821	318,552	341,431	328,367
Overdue from 61 to 90 days	213,539	207,542	250,136	243,981
Overdue from 91 to 120 days	95,388	75,895	106,312	73,962
Overdue above 120 days	315,656	290,978	365,045	299,356
Total	6,595,200	6,661,052	6,961,596	7,023,466

At March 31, 2015 and December 31, 2014, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/13	(1,033,665)	(1,271,622)
Complement net of estimated losses (Note 23)	(196,448)	(207,860)
Write-off due to use	134,532	133,224
Balance at 03/31/14	(1,095,581)	(1,346,258)
Complement net of estimated losses	(635,736)	(688,476)
Write-off due to use	417,361	415,418
Balance at 12/31/14	(1,313,956)	(1,619,316)
Complement net of estimated losses (Note 23)	(304,662)	(324,415)
Write-off due to use	126,701	125,130
Balance at 03/31/15	(1,491,917)	(1,818,601)

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	03/31/15	12/31/14
Present value receivable	510,979	497,523
Unrealized financial income	7,128	7,522
Nominal value receivable	518,107	505,045
Estimated impairment losses	(253,271)	(240,191)
Net amount receivable	264,836	264,854

Current	154,490	155,737
Noncurrent	110,346	109,117

At March 31, 2015, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Nominal value receivable	Present value receivable
Falling due within 1 year	277,128	277,128
Falling within 5 years	240,979	233,851
Total	518,107	510,979

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

5)   INVENTORIES, NET

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Materials for resale (a)	582,722	441,793	631,160	464,718
Consumer materials	62,296	54,847	63,209	55,820
Other inventories	7,773	7,749	7,773	7,749
Gross total	652,791	504,389	702,142	528,287
Estimated impairment losses and obsolescence	(53,230)	(45,901)	(54,722)	(48,486)
Total	599,561	458,488	647,420	479,801

(a) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/13	(52,275)	(58,161)
Complement net of estimated losses	(5,823)	(7,336)
Reversal of estimated losses	3,724	3,724
Balance at 03/31/14	(54,374)	(61,773)
Complement net of estimated losses	(21,329)	(23,676)
Reversal of estimated losses	29,802	36,963
Balance at 12/31/14	(45,901)	(48,486)
Complement net of estimated losses	(10,244)	(10,258)
Reversal of estimated losses	2,915	4,022
Balance at 03/31/15	(53,230)	(54,722)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 23).

6)   DEFERRED TAXES AND TAXES RECOVERABLE

6.1) Taxes recoverable

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
State VAT - ICMS (a)	1,660,384	1,686,062	1,672,117	1,696,578
Income and social contribution taxes recoverable (b)	457,981	597,718	461,186	601,515
Taxes and contribution withheld at source (c)	103,052	115,445	119,686	134,795
PIS and COFINS	72,802	85,662	73,569	86,447
Other	18,975	18,722	24,094	23,532
Total	2,313,194	2,503,609	2,350,652	2,542,867

Current	1,973,327	2,163,404	2,010,785	2,202,662
Noncurrent	339,867	340,205	339,867	340,205

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b) These refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

6.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)    Income and social contribution tax losses: the amount recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)    Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

(c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12/31/13	Income statement	Equity (comprehensive income)	Balances at 03/31/14	Income statement	Equity (comprehensive income)	Balances at 12/31/14	Income statement	Equity (comprehensive income)	Balances at 03/31/15
Deferred tax asset
Income and social contribution tax losses (a)	122,321	(90,391)	-	31,930	38,234	-	70,164	(53,036)	-	17,128

IRPJ and CSLL on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,322,244	73,594	-	1,395,838	58,511	-	1,454,349	92,918	-	1,547,267

Trade accounts payable and other provisions	338,458	79,400	-	417,858	18,941	-	436,799	71,209	-	508,008

Customer portfolio and trademarks	-	-	-	-	311,141	-	311,141	-	-	311,141

Estimated impairment losses on accounts receivable	241,203	13,804	-	255,007	48,925	-	303,932	49,072	-	353,004

Estimated losses on modem and other property and equipment items	164,518	9,365	-	173,883	(6,190)	-	167,693	2,627	-	170,320

Post-employment benefits	143,537	2,925	-	146,462	9,764	-	156,226	3,808	-	160,034

Profit sharing	71,287	(34,183)	-	37,104	107,955	-	145,059	(53,585)	-	91,474

Provision for loyalty program	31,199	(11)	-	31,188	320	-	31,508	424	-	31,932

Accelerated accounting depreciation	154,181	(4,472)	-	149,709	(134,334)	-	15,375	567	-	15,942

Estimated impairment losses on inventory	10,884	325	-	11,209	(1,195)	-	10,014	310	-	10,324

IRPJ and CSLL on temporary differences	157,988	(2,716)	440	155,712	(20,864)	20,976	155,824	47,403	336	203,563
Total deferred tax assets	2,757,820	47,640	440	2,805,900	431,208	20,976	3,258,084	161,717	336	3,420,137

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)		-	(337,535)

IRPJ and CSLL on temporary differences (c)

License	(719,780)	(79,976)	-	(799,756)	(188,140)	-	(987,896)	(54,082)	-	(1,041,978)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(36,800)	-	(605,138)	(110,400)	-	(715,538)	(36,800)	-	(752,338)

Vivo Part. goodwill	(480,366)	(53,574)	-	(533,940)	(155,137)	-	(689,077)	(50,982)	-	(740,059)

Technological innovation law	(308,490)	17,610	-	(290,880)	34,426	-	(256,454)	13,742	-	(242,712)

Customer portfolio	(461,870)	21,128	-	(440,742)	440,742	-	-	-	-	-

Trademarks and patents	(479,548)	7,157	-	(472,391)	472,391	-	-	-	-	-

IRPJ and CSLL on temporary differences	(124,527)	14,319	(691)	(110,899)	(6,714)	(113,267)	(230,880)	4,066	(205,881)	(432,695)
Total deferred tax liabilities	(3,480,454)	(110,136)	(691)	(3,591,281)	487,168	(113,267)	(3,217,380)	(124,056)	(205,881)	(3,547,317)

Total noncurrent assets (liabilities), net	(722,634)	(62,496)	(251)	(785,381)	918,376	(92,291)	40,704	37,661	(205,545)	(127,180)

Deferred tax assets (liabilities), net
Represented in the balance sheet as follows:
Noncurrent deferred tax assets, net	-			-			40,704			-
Noncurrent deferred tax liabilities, net	(722,634)			(785,381)			-			(127,180)

	Consolidated
	Balances at 12/31/13	Income statement	Equity (comprehensive income)	Balances at 03/31/14	Income statement	Equity (comprehensive income)	Balances at 12/31/14	Income statement	Equity (comprehensive income)	Balances at 03/31/15
Deferred tax asset
Income and social contribution tax losses (a)	262,915	(117,072)	-	145,843	(52,297)	-	93,546	(76,418)	-	17,128

IRPJ and CSLL on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,327,288	73,695	-	1,400,983	58,855	-	1,459,838	93,042	-	1,552,880

Trade accounts payable and other provisions	398,956	90,865	-	489,821	12,136	-	501,957	78,526	-	580,483

Estimated impairment losses on accounts receivable	245,556	15,054	-	260,610	54,462	-	315,072	51,875	-	366,947

Customer portfolio and trademarks	-	-	-	-	311,141	-	311,141	-	-	311,141

Estimated losses on modem and other property and equipment items	166,174	9,624	-	175,798	(6,092)	-	169,706	2,789	-	172,495

Post-employment benefits	143,537	2,925	-	146,462	9,763	-	156,225	3,809	-	160,034

Profit sharing	71,948	(34,637)	-	37,311	108,518	-	145,829	(54,060)	-	91,769

Accelerated accounting depreciation	154,181	(4,472)	-	149,709	(134,334)	-	15,375	567	-	15,942

Estimated impairment losses on inventory	12,885	839	-	13,724	(2,831)	-	10,893	(62)	-	10,831

Provision for loyalty program	31,199	(11)	-	31,188	319	-	31,507	424	-	31,931

IRPJ and CSLL on temporary differences	157,313	(2,868)	440	154,885	(20,346)	20,976	155,515	46,763	336	202,614
Total deferred tax assets	2,971,952	33,942	440	3,006,334	339,294	20,976	3,366,604	147,255	336	3,514,195

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	(337,535)

IRPJ and CSLL on temporary differences (c)

License	(719,780)	(79,976)	-	(799,756)	(188,140)	-	(987,896)	(54,082)	-	(1,041,978)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(36,800)	-	(605,138)	(110,400)	-	(715,538)	(50,982)	-	(766,520)

Vivo Part. goodwill	(480,366)	(53,374)	-	(533,740)	(155,337)	-	(689,077)	(36,800)	-	(725,877)

Technological innovation law	(308,490)	17,610	-	(290,880)	34,426	-	(256,454)	13,742	-	(242,712)

Customer portfolio	(461,870)	21,128	-	(440,742)	440,742	-	-	-	-	-

Trademarks and patents	(479,548)	7,157	-	(472,391)	472,391	-	-	-	-	-

IRPJ and CSLL on temporary differences	(128,365)	15,694	(691)	(113,362)	(8,658)	(113,267)	(235,287)	5,172	(205,881)	(435,996)
Total deferred tax liabilities	(3,484,292)	(108,561)	(691)	(3,593,544)	485,024	(113,267)	(3,221,787)	(122,950)	(205,881)	(3,550,618)

Total noncurrent assets (liabilities), net	(512,340)	(74,619)	(251)	(587,210)	824,318	(92,291)	144,817	24,305	(205,545)	(36,423)

Deferred tax assets (liabilities), net
Represented in the balance sheet as follows:
Noncurrent deferred tax assets, net	210,294			198,171			144,817			90,757
Noncurrent deferred tax liabilities, net	(722,634)			(785,381)			-			(127,180)

The following table presents deferred income and social contribution taxes for items charged or credited directly in equity, at March 31, 2015 and 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	03/31/15	03/31/14
Unrealized losses on investments available for sale	336	440
Gains (losses) on derivative transactions	(205,881)	(691)
Total	(205,545)	(251)

7)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Judicial deposits
Tax	2,800,654	2,647,635	2,819,140	2,665,757
Labor	1,023,644	1,008,745	1,030,992	1,016,019
Civil and regulatory	952,103	935,842	953,031	936,782
Total	4,776,401	4,592,222	4,803,163	4,618,558
Court-restricted deposits	117,656	124,730	119,690	126,667
Total	4,894,057	4,716,952	4,922,853	4,745,225

Current	200,229	202,169	200,229	202,169
Noncurrent	4,693,828	4,514,783	4,722,624	4,543,056

At March 31, 2015, the Company had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,819,140 (R$2,665,757 at December 31, 2014). In Note 17, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

The Company and its subsidiary are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$33,519 (R$33,040 at December 31, 2014).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$156,034 (R$153,759 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and its subsidiary are challenging the aforesaid fee in court.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$947,270 (R$929,880 at December 31, 2014).

•         Withholding Income Tax  (IRRF)

The Company and its subsidiary are involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$64,343 (R$63,295 at December 31, 2014).

•         Corporate Income Tax (IRPJ)

The Company and its subsidiary are involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$30,845 (R$30,325 at December 31, 2014).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$796,047 (R$672,593 at December 31, 2014).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company and its subsidiary are involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$104,147 (R$102,820 at December 31, 2014).

•         Unemployment Compensation Fund (FGTS)

The Company is discussing this matter in court in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/01 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$77,986 (R$76,459 at December 31, 2014).

•         Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$55,544 (R$54,723 at December 31, 2014).

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiary filed an injunction in order to represent their right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$401,377 (R$394,489 at December 31, 2014).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from acquisition of goods intended to property and equipment and also from electric power; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to covenant 39.

At March 31, 2015, the consolidated balance of judicial deposits amounted to R$93,142 (R$97,278 at December 31, 2014).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At March 31, 2015, the consolidated balance of judicial deposits amounted to R$58,886 (R$57,096 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

8)   PREPAID EXPENSES

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Fistel rate (a)	822,475	-	822,475	-
Advertising and publicity	167,644	198,758	167,644	198,758
Insurance	26,697	33,594	28,407	35,574
Rent	23,667	45,318	23,667	45,318
Financial charges	14,668	8,426	14,668	8,426
Software maintenance, taxes and other	103,816	38,817	109,516	41,698
Total	1,158,967	324,913	1,166,377	329,774

Current	1,137,532	300,567	1,143,416	303,551
Noncurrent	21,435	24,346	22,961	26,223

(a)  This refers to Inspection and Operation Fees for 2014 which were paid in March 2015 and will be amortized until the end of the year.

9)   OTHER ASSETS

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Advances to employees and suppliers	99,911	49,827	101,536	50,981
Receivables from related parties (Note 28)	308,141	318,041	80,183	73,042
Credit with suppliers	95,857	114,422	112,047	121,615
Subsidy on handset sales	34,924	45,850	34,924	45,850
Surplus of post-employment benefit plan (Note 31)	14,918	14,515	15,060	14,653
Other realizable assets	29,079	87,068	45,914	87,280
Total	582,830	629,723	389,664	393,421

Current	490,046	535,020	296,676	298,496
Noncurrent	92,784	94,703	92,988	94,925

10) INVESTMENTS

a)   Investees Information

The Company holds interest in wholly-owned and jointly-controlled subsidiaries, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

Aliança: Jointly-controlled subsidiary (50% interest held by the Company), headquartered in Amsterdam, Netherlands, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Below is a summary of significant financial data on the Company’s investees:

	At 03/31/15				At 12/31/14
	Wholly-owned subsidiary	Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
	TData	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Balance sheet summary:
Current assets	1,966,711	11	13,882	145,883	1,749,933	11	12,728	136,350
Noncurrent assets	321,764	-	11,959	-	335,735	-	12,134	-
Total assets	2,288,475	11	25,841	145,883	2,085,668	11	24,862	136,350

Current liabilities	882,111	1	3,482	57	883,906	1	3,232	92
Noncurrent liabilities	48,995	-	4,805	-	48,611	-	4,546	-
Equity	1,357,369	10	17,554	145,826	1,153,151	10	17,084	136,258
Total liabilities and equity	2,288,475	11	25,841	145,883	2,085,668	11	24,862	136,350

Book value of investments	1,357,369	5	8,777	72,913	1,153,151	5	8,542	68,129

	At 03/31/15				At 03/31/14
	Wholly-owned subsidiary	Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
Summary of statement of comprehensive income:	TData	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança
Net operating revenue	600,324	15	9,653	-	472,811	15	7,919	-
Cost of sales and services	(275,817)	-	(7,718)	-	(249,027)	-	(6,858)	-
Selling expenses	(37,070)	-	-	-	(36,144)	-	-	-
General and administrative expenses	(8,783)	(15)	(1,463)	(24)	2,060	(15)	(1,070)	-
Other operating income (expenses), net	1,045	-	(128)	-	12,457	-	1,773	(44)
Financial income (expenses), net	30,104	-	255	18	16,602	-	180	110
Income (loss) before taxes	309,803	-	599	(6)	218,759	-	1,944	66
Income and social contribution taxes	(105,585)	-	(129)		(74,329)	-	-	-
Net income (loss) for the period	204,218	-	470	(6)	144,430	-	1,944	66
Book value of net income (loss) for the period, recognized as equity pickup	204,218	-	235	(3)	144,430	-	972	33

b)   Changes in investments

	Balances at 12/31/13	Equity pickup	Other comprehensive income	Balances at 03/31/14	Equity pickup	Dividends and Interest on Equity (IOE)	Other comprehensive income	Balances at 12/31/14	Equity pickup	Other comprehensive income	Balances at 03/31/15
Interest held	853,866	145,435	(2,763)	996,538	597,193	(366,116)	2,212	1,229,827	204,450	4,787	1,439,064
Wholly-owned subsidiary	778,289	144,430	-	922,719	591,258	(360,826)	-	1,153,151	204,218	-	1,357,369
TData	778,289	144,430	-	922,719	591,258	(360,826)	-	1,153,151	204,218	-	1,357,369

Jointly-controlled subsidiaries	75,577	1,005	(2,763)	73,819	5,935	(5,290)	2,212	76,676	232	4,787	81,695
Aliança	68,607	33	(2,763)	65,877	40	-	2,212	68,129	(3)	4,787	72,913
AIX	6,965	972	-	7,937	5,895	(5,290)	-	8,542	235	-	8,777
ACT	5	-	-	5	-	-	-	5	-	-	5

Goodwill (a)	212,058	-	-	212,058	-	-	-	212,058	-	-	212,058

Other interest held	10,772	-	(1,295)	9,477	-	-	(6,348)	3,129	-	(989)	2,140
Other investments (b)	10,772	-	(1,295)	9,477	-	-	(6,348)	3,129	-	(989)	2,140
Total investment in subsidiary	1,076,696	145,435	(4,058)	1,218,073	597,193	(366,116)	(4,136)	1,445,014	204,450	3,798	1,653,262

Aliança	68,607	33	(2,763)	65,877	40	-	2,212	68,129	(3)	4,787	72,913
AIX	6,965	972	-	7,937	5,895	(5,290)	-	8,542	235	-	8,777
ACT	5	-	-	5	-	-	-	5	-	-	5
Other investments (b)	10,772	-	(1,295)	9,477	-	-	(6,348)	3,129	-	(989)	2,140
Total investments in the consolidated	86,349	1,005	(4,058)	83,296	5,935	(5,290)	(4,136)	79,805	232	3,798	83,835

(a)     Goodwill from partial spin-off of the company Spanish e Figueira, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b)     Other investments (tax incentives and interests held in companies) are measured at fair value.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

11)  PROPERTY AND EQUIPMENT, NET

a) Breakdown

At March 31, 2015

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,396,841	(14,658,905)	2,737,936	17,404,071	(14,665,912)	2,738,159
Transmission equipment and media	37,910,226	(27,284,882)	10,625,344	37,910,878	(27,285,362)	10,625,516
Terminal equipment/modem	11,037,631	(9,455,160)	1,582,471	11,083,363	(9,484,180)	1,599,183
Infrastructure	13,602,089	(10,133,085)	3,469,004	13,612,968	(10,142,352)	3,470,616
Land	312,952	-	312,952	312,952	-	312,952
Other property and equipment items	3,406,846	(2,742,903)	663,943	3,566,299	(2,857,143)	709,156
Provisions for loss	(158,352)	-	(158,352)	(158,493)	-	(158,493)
Assets and construction in progress	1,295,311	-	1,295,311	1,300,334	-	1,300,334
Total	84,803,544	(64,274,935)	20,528,609	85,032,372	(64,434,949)	20,597,423

At December 31, 2014

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,140,731	(14,599,055)	2,541,676	17,147,961	(14,606,044)	2,541,917
Transmission equipment and media	37,199,508	(26,990,931)	10,208,577	37,200,161	(26,991,399)	10,208,762
Terminal equipment/modem	10,838,174	(9,227,487)	1,610,687	10,882,788	(9,254,451)	1,628,337
Infrastructure	13,486,180	(10,000,989)	3,485,191	13,497,058	(10,010,123)	3,486,935
Land	314,350	-	314,350	314,350	-	314,350
Other property and equipment items	3,394,231	(2,722,927)	671,304	3,549,258	(2,833,705)	715,553
Provisions for loss	(156,592)	-	(156,592)	(156,728)	-	(156,728)
Assets and construction in progress	1,706,538	-	1,706,538	1,714,738	-	1,714,738
Total	83,923,120	(63,541,389)	20,381,731	84,149,586	(63,695,722)	20,453,864

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Provisions for loss (a)	Assets and construction in progress	Total
Balance at 12/31/13	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions (Capex)	3,470	18,369	52,741	12,910	-	25,828	-	765,739	879,057
Write-offs, net	(731)	(13,769)	(287)	(878)	-	(625)	3,473	(4,166)	(16,983)
Net transfers	87,084	516,681	170,859	138,311	-	10,192	-	(983,514)	(60,387)
Depreciation (Note 23)	(141,641)	(400,759)	(213,294)	(169,275)	-	(50,054)	-	-	(975,023)
Balance at 03/31/14	2,313,122	8,552,828	1,465,868	3,447,276	314,558	583,649	(164,651)	1,691,919	18,204,569
Additions (Capex)	8,572	85,521	97,375	34,336	-	135,472	-	4,339,821	4,701,097
Write-offs, net	(39)	(20,665)	(2,500)	(408)	(208)	(1,592)	8,543	(14,680)	(31,549)
Net transfers	519,746	2,525,287	747,438	374,694	-	114,184	(484)	(4,310,522)	(29,657)
Depreciation	(299,725)	(934,394)	(697,494)	(370,707)	-	(160,409)	-	-	(2,462,729)
Balance at 12/31/14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions (Capex)	2,528	44,188	28,615	13,521	-	17,938	(2,916)	957,161	1,061,035
Write-offs, net	(824)	(9,849)	(46)	(254)	(12)	(911)	1,156	(6,058)	(16,798)
Net transfers	314,644	729,166	174,280	112,039	(1,386)	29,605	-	(1,362,330)	(3,982)
Depreciation (Note 23)	(120,088)	(346,738)	(231,065)	(141,493)	-	(53,993)	-	-	(893,377)
Balance at 03/31/15	2,737,936	10,625,344	1,582,471	3,469,004	312,952	663,943	(158,352)	1,295,311	20,528,609

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Provisions for loss (a)	Assets and construction in progress	Total
Balance at 12/31/13	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions (Capex)	3,470	18,369	54,075	12,910	-	35,620	-	755,078	879,522
Write-offs, net	(731)	(13,769)	(283)	(878)	-	(625)	3,325	(4,166)	(17,127)
Net transfers	87,082	516,682	170,861	138,312	-	38,045	-	(1,001,359)	(50,377)
Depreciation (Note 23)	(141,684)	(400,775)	(214,942)	(169,412)	-	(52,507)	-	-	(979,320)
Balance at 03/31/14	2,313,427	8,553,050	1,477,768	3,449,427	314,558	615,490	(166,654)	1,717,279	18,274,345
Additions (Capex)	8,572	85,521	109,353	34,336	-	137,196	-	4,350,482	4,725,460
Write-offs, net	(39)	(20,665)	(2,504)	(408)	(208)	(1,592)	10,410	(15,943)	(30,949)
Net transfers	519,748	2,525,286	747,593	374,693	-	134,030	(484)	(4,337,080)	(36,214)
Depreciation	(299,791)	(934,430)	(703,873)	(371,113)	-	(169,571)	-	-	(2,478,778)
Balance at 12/31/14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions (Capex)	2,528	44,188	29,734	13,521	-	22,364	(2,916)	954,285	1,063,704
Write-offs, net	(824)	(9,849)	(46)	(254)	(12)	(911)	1,151	(6,359)	(17,104)
Net transfers	314,644	729,166	174,280	112,039	(1,386)	29,605	-	(1,362,330)	(3,982)
Depreciation (Note 23)	(120,106)	(346,751)	(233,122)	(141,625)	-	(57,455)	-	-	(899,059)
Balance at 03/31/15	2,738,159	10,625,516	1,599,183	3,470,616	312,952	709,156	(158,493)	1,300,334	20,597,423

(a)  The Company and its subsidiary recognized a provision for potential obsolescence of materials used in PE maintenance, based on levels of historical use and expected future use.

c) Depreciation rates

The Company’s and its subsidiary’s property and equipment are depreciated on a straight-line basis, as follows:

Description	Annual depreciation rates (%)
Switching equipment	10.00 to 20.00
Transmission equipment and media	5.00 to 20.00
Terminal equipment/modem	10.00 to 66.67
Infrastructure	2.50 to 66.67
Other property and equipment items	10.00 to 25.00

d) Property and equipment items given in guarantee

At March 31, 2015, the Company had consolidated amounts of property and equipment items given in guarantee for lawsuits, amounting to R$131,491 (R$130,000 at December 31, 2014).

e) Capitalization of borrowing costs

At March 31, 2015 and December 31, 2014, the Company did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At March 31, 2015, estimated residual value of reversible assets was R$7,855,377 (R$7,639,587 at December 31, 2014), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

g) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

		03/31/15			12/31/14
	Annual depreciation rates (%)	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Transmission equipment and media	5%	209,935	(14,686)	195,249	209,935	(12,062)	197,873
Infrastructure	5%	6,674	(2,093)	4,581	5,279	(2,032)	3,247
Other assets	20%	78,295	(78,295)	-	78,295	(78,295)	-
Total		294,904	(95,074)	199,830	293,509	(92,389)	201,120

12) INTANGIBLE ASSETS, NET

a) Breakdown

At March 31, 2015

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	11,470,148	(9,416,701)	2,053,447	11,506,895	(9,451,307)	2,055,588
Customer portfolio	1,990,278	(942,543)	1,047,735	1,990,278	(942,543)	1,047,735
Trademarks and patents	1,601,433	(296,239)	1,305,194	1,601,433	(296,239)	1,305,194
License	20,052,007	(3,734,039)	16,317,968	20,052,007	(3,734,039)	16,317,968
Other intangible assets	152,055	(151,956)	99	152,055	(151,956)	99
Software in progress	36,543	-	36,543	36,543	-	36,543
Total	45,315,686	(14,541,478)	30,774,208	45,564,491	(14,576,084)	30,988,407

At December 31, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	11,242,808	(9,232,751)	2,010,057	11,279,547	(9,266,911)	2,012,636
Customer portfolio	1,990,278	(880,402)	1,109,876	1,990,278	(880,402)	1,109,876
Trademarks and patents	1,601,433	(275,187)	1,326,246	1,601,433	(275,187)	1,326,246
License	20,052,007	(3,505,409)	16,546,598	20,052,007	(3,505,409)	16,546,598
Other intangible assets	152,026	(151,913)	113	152,026	(151,913)	113
Software in progress	66,675	-	66,675	66,675	-	66,675
Total	45,118,449	(14,045,662)	31,072,787	45,367,246	(14,079,822)	31,287,424

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

b) Changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12/31/13	10,013,222	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	29,286,991
Additions (Capex)	-	67,532	-	-	-	-	53,426	120,958
Write-offs, net	-	(124)	-	-	-	-	-	(124)
Net transfers	-	70,949	-	-	40,743	-	(61,315)	50,377
Amortization (Note 23)	-	(190,579)	(62,141)	(21,052)	(189,811)	(91)	-	(463,674)
Balance at 03/31/14	10,013,222	1,931,402	1,296,301	1,389,401	14,325,498	245	38,459	28,994,528
Additions (Capex)	-	429,642	-	-	2,770,320	-	213,913	3,413,875
Net transfers	-	219,762	-	-	2,149	-	(185,697)	36,214
Amortization	-	(570,749)	(186,425)	(63,155)	(551,369)	(132)	-	(1,371,830)
Balance at 12/31/14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions (Capex)	-	121,638	-	-	-	29	81,397	203,064
Write-offs, net	-	(3)	-	-	-	-	-	(3)
Net transfers	-	115,511	-	-	-	-	(111,529)	3,982
Amortization (Note 23)	-	(193,756)	(62,141)	(21,052)	(228,630)	(43)	-	(505,622)
Balance at 03/31/15	10,013,222	2,053,447	1,047,735	1,305,194	16,317,968	99	36,543	30,774,208

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12/31/13	10,225,280	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	29,503,059
Additions (Capex)	-	68,090	-	-	-	-	53,426	121,516
Write-offs, net	-	(125)	-	-	-	-	-	(125)
Net transfers	-	70,949	-	-	40,743	-	(61,315)	50,377
Amortization (Note 23)	-	(191,139)	(62,141)	(21,052)	(189,811)	(91)	-	(464,234)
Balance at 03/31/14	10,225,280	1,935,409	1,296,301	1,389,401	14,325,498	245	38,459	29,210,593
Additions (Capex)	-	429,640	-	-	2,770,320	-	213,913	3,413,873
Write-offs, net	-	1	-	-	-	-	-	1
Net transfers	-	219,762	-	-	2,149	-	(185,697)	36,214
Amortization	-	(572,176)	(186,425)	(63,155)	(551,369)	(132)	-	(1,373,257)
Balance at 12/31/14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions (Capex)	-	121,646	-	-	-	29	81,397	203,072
Write-offs, net	-	(3)	-	-	-	-	-	(3)
Net transfers	-	115,511	-	-	-	-	(111,529)	3,982
Amortization (Note 23)	-	(194,202)	(62,141)	(21,052)	(228,630)	(43)	-	(506,068)
Balance at 03/31/15	10,225,280	2,055,588	1,047,735	1,305,194	16,317,968	99	36,543	30,988,407

Breakdown of goodwill at March 31, 2015 and December 31, 2014 is as follows:

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged into TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
Total	10,013,222	10,225,280

(a) Goodwill from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(d) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

d) Amortization rates

The Company’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

Description	Annual amortization rates (%)
Software	20.00
Customer portfolio	11.76
Trademarks and patents	5.13
Licenses	3.60 to 6.67
Other intangible assets	20.00

13)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Salaries and compensations	24,971	27,754	25,504	27,754
Personnel and social benefits	284,208	267,736	288,510	271,082
Employees’ profit sharing	70,836	197,019	71,704	199,284
Share-based payment plans (Note 30)	21,245	18,793	21,255	18,793
Other indemnities	156,529	193,297	156,529	193,297
Total	557,789	704,599	563,502	710,210

Current	436,508	585,770	442,211	591,381
Noncurrent	121,281	118,829	121,291	118,829

14)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Sundry suppliers	5,641,058	6,521,830	5,921,470	6,794,000
Amounts to be transferred	179,721	103,016	179,620	102,915
Interconnection / interlink	386,934	445,192	386,934	445,192
Related parties (Note 28)	578,480	605,594	335,134	299,084
Total	6,786,193	7,675,632	6,823,158	7,641,191

15) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Income taxes	41,258	-	74,711	16,355
Income and social contribution taxes payable	41,258	-	74,711	16,355
Indirect taxes	1,206,968	1,277,709	1,268,023	1,332,444
State VAT (ICMS)	922,957	968,800	923,388	969,953
PIS and COFINS	189,464	194,627	235,674	236,556
Fust and Funttel	35,540	35,975	35,540	35,975
ISS, CIDE and other taxes	59,007	78,307	73,421	89,960
Total	1,248,226	1,277,709	1,342,734	1,348,799

Current	1,190,403	1,236,330	1,258,756	1,281,673
Noncurrent	57,823	41,379	83,978	67,126

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

16)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

The Company had dividends receivable from TData amounting to R$ 174,726 at March 31, 2015 and December 31, 2014.

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity.

b)   Dividends and interest on equity payable

Breakdown:

	Company/Consolidated
	03/31/15	12/31/14
Telefónica Internacional S.A.	1,137,561	316,008
Telefónica S.A.	940,688	261,318
SP Telecomunicações Participações Ltda.	714,016	198,350
Telefónica Chile S.A.	2,254	626
Noncontrolling interests	1,450,461	719,019
Total	4,244,980	1,495,321

Changes:

Company/Consolidated
Balance at 12/31/14	1,495,321
Additional dividends for 2014	2,750,000
Payments of dividends and interest on equity	(1,759)
IRRF on shareholders exempted from interest on equity	1,418
Balance at 03/31/15	4,244,980

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

17)  PROVISIONS AND CONTINGENCIES

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

Breakdown of and changes in provisions, whose unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling, are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12/31/13	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Additions	42,999	151,391	100,741	-	6,803	301,934
Write-offs due to payment	(32,769)	(35,636)	(23,440)	-	-	(91,845)
Write-offs due to reversal	(8,520)	(19,689)	(25,144)	(9,230)	(6,437)	(69,020)
Monetary restatement	9,899	37,759	33,184	4,565	-	85,407
Balances at 03/31/14	999,789	2,267,759	1,055,744	271,012	236,364	4,830,668
Additions	190,656	19,962	431,718	-	130,279	772,615
Write-offs due to payment	(166,899)	(31,996)	(205,901)	-	-	(404,796)
Write-offs due to reversal	(54,855)	(7,209)	(152,317)	(7,725)	(119,714)	(341,820)
Monetary restatement	44,435	131,382	68,227	14,321	-	258,365
Balances at 12/31/14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Additions	89,660	114,783	147,021	-	20,828	372,292
Write-offs due to payment	(45,783)	-	(43,017)	-	-	(88,800)
Write-offs due to reversal	(12,272)	-	(40,709)	(6,889)	(5,997)	(65,867)
Monetary restatement	21,327	45,726	42,732	2,684	-	112,469
Balances at 03/31/15	1,066,058	2,540,407	1,303,498	273,403	261,760	5,445,126

At 03/31/15
Current	124,585	-	602,127	-	-	726,712
Noncurrent	941,473	2,540,407	701,371	273,403	261,760	4,718,414

At 12/31/14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,379,898	647,794	277,608	246,929	4,440,756

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12/31/13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Additions	42,999	151,404	100,741	-	6,803	301,947
Write-offs due to payment	(32,769)	(35,636)	(23,440)	-	-	(91,845)
Write-offs due to reversal	(8,520)	(19,689)	(25,144)	(9,230)	(6,437)	(69,020)
Monetary restatement	9,899	38,022	33,184	4,565	-	85,670
Balances at 03/31/14	999,789	2,282,901	1,055,744	271,012	241,119	4,850,565
Additions	190,656	19,962	431,718	-	130,279	772,615
Write-offs due to payment	(166,899)	(31,996)	(205,901)	-	-	(404,796)
Write-offs due to reversal	(54,855)	(7,209)	(152,317)	(7,725)	(119,714)	(341,820)
Monetary restatement	44,435	132,383	68,227	14,321	-	259,366
Balances at 12/31/14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Additions	89,660	114,783	147,021	-	20,828	372,292
Write-offs due to payment	(45,783)	-	(43,017)	-	-	(88,800)
Write-offs due to reversal	(12,272)	-	(40,709)	(6,889)	(5,997)	(65,867)
Monetary restatement	21,327	46,091	42,732	2,684	-	112,834
Balances at 03/31/15	1,066,058	2,556,915	1,303,498	273,403	266,515	5,466,389

At 03/31/15
Current	124,585	-	602,127	-	-	726,712
Noncurrent	941,473	2,556,915	701,371	273,403	266,515	4,739,677

At 12/31/14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações in 2011.

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

17.1) Provisions and labor contingencies

	Amounts involved
	Company / Consolidated
Risk nature/level	03/31/15	12/31/14
Probable provisions	1,066,058	1,013,126
Possible contingencies	230,415	229,715

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

17.2) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	03/31/15	12/31/14	03/31/15	12/31/14
Probable provisions	2,540,407	2,379,898	2,556,915	2,396,041
Federal	2,461,041	2,302,029	2,477,549	2,318,172
State	62,263	61,134	62,263	61,134
Municipal	17,103	16,735	17,103	16,735

Possible contingencies	21,813,057	21,186,885	22,035,543	21,401,796
Federal	4,765,483	4,973,141	4,774,684	4,981,909
State	10,211,589	9,805,466	10,338,296	9,930,020
Municipal	657,375	658,468	658,787	660,084
ANATEL	6,178,610	5,749,810	6,263,776	5,829,783

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Provisions for probable tax contingencies

Federal taxes

The Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL).

At March 31, 2015, provisioned consolidated amounts totaled R$ 2,477,549 (R$ 2,318,172 at December 31, 2014).

State taxes

The Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; and (vi) co-billing.

At March 31, 2015, provisioned consolidated amounts totaled R$ 62,263 (R$ 61,134 at December 31, 2014).

Municipal taxes

The Company or its subsidiary is a party to various municipal tax proceedings referring to (i) IPTU; (ii) ISS levied on real estate lease services and mean and supplementary activities; and (iii) surveillance, control, and monitoring rate (TVCF).

At March 31, 2015, provisioned consolidated amounts totaled R$ 17,103 (R$ 16,735 at December 31, 2014).

Possible tax contingencies

According the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

The Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Among these actions, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH.

At March 31, 2015, involved consolidated amounts totaled R$ 4,774,684 (R$ 4,981,909 at December 31, 2014).

State taxes

The Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Among these actions, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) membership; and (xxv) services not measured.

At March 31, 2015, involved consolidated amounts totaled R$ 10,338,296 (R$ 9,930,020 at December 31, 2014).

Municipal taxes

The Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Among these actions, the following are highlighted: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); and (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

At March 31, 2015, involved consolidated amounts totaled R$ 658,787 (R$ 660,084 at December 31, 2014).

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction was filed in order to have the right declared not to include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, awaiting judgment in 2nd court level.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At March 31, 2015, involved consolidated amounts totaled R$ 3,205,385 (R$ 3,139,254 at December 31, 2014).

Telecommunications Technology Development Fund (FUNTTEL)

The Company and its subsidiary are parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At March 31, 2015, involved consolidated amounts totaled R$ 814,720 (R$ 716,369 at December 31, 2014).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At March 31, 2015, involved consolidated amounts totaled R$ 2,238,349 (R$ 1,971,290 at December 31, 2014), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At March 31, 2015, involved consolidated amounts totaled R$ 5,322 (R$ 2,870 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

17.3) Provisions, civil and regulatory contingencies

	Amounts involved
	Company / Consolidated
Risk nature/level	03/31/15	12/31/14
Probable provisions	1,303,498	1,197,471
Civil	837,543	772,658
Regulatory	465,955	424,813

Possible contingencies	4,723,335	4,484,947
Civil	2,052,871	1,873,607
Regulatory	2,670,464	2,611,340

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At March 31, 2015, considering the degree of risk involved, consolidated provision amounted to R$ 152,818 (R$ 138,654 at December 31, 2014).

•           The Company is party to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold. At March 31, 2015, the consolidated provisioned amount was R$ 352,262 (R$ 325,571 at December 31, 2014).

•           The Company is party to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. At March 31, 2015, provisioned consolidated amounts totaled R$ 332,463 (R$ 308,433 at December 31, 2014).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  At March 31, 2015, provisioned consolidated amounts totaled R$ 465,955 (R$ 424,813 at December 31, 2014).

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood of loss of the following proceedings is possible:

•       Public Interest Suit in which the Company is involved referring to the Community Telephone Plan (PCT), about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$ 358,390 at March 31, 2015 (R$ 336,758 at December 31, 2014). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This claim is still in its appeal phase, at the upper-court-level decision that modified the prior decision whereby this claim was awarded an unfavorable decision. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

•       Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL, the Company and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•       The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At March 31, 2015, provisioned consolidated amounts totaled R$ 1,683,042 (R$ 1,525,908 at December 31, 2014).

•       The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At March 31, 2015, consolidated amounts totaled R$ 11,439 (R$ 10,941 at December 31, 2014).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions have a remote likelihood of loss.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level.  At March 31, 2015, consolidated amounts totaled R$ 2,670,464 (R$ 2,611,340 at December 31, 2014).

•       Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

17.4) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	At 03/31/15			At 12/31/14
	Properties and equipment	Judicial deposits and court-restricted deposits	Letters of guarantee	Properties and equipment	Judicial deposits and court-restricted deposits	Letters of guarantee
Civil, labor and tax	131,491	4,922,853	2,581,801	130,000	4,745,225	2,537,608
Total	131,491	4,922,853	2,581,801	130,000	4,745,225	2,537,608

At December 31, 2014, in addition to the guarantees presented above, the Company and its Subsidiary had amounts under short-term investment frozen by courts (except for loan-related investments), in the consolidated amount of R$ 70,235 (R$ 64,899 at December 31, 2014).

18)  DEFERRED REVENUE

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Services and goods (a)	688,321	764,791	688,321	764,791
Disposal of property and equipment items (b)	123,461	124,247	123,461	124,247
Activation revenue (c)	91,518	91,954	119,260	106,209
Loyalty program (d)	93,918	92,670	93,918	92,670
Government grants (e)	74,563	77,113	74,563	77,113
Equipment donations (f)	8,808	8,947	8,808	8,947
Other revenues (g)	25,071	25,824	25,071	25,824
Total	1,105,660	1,185,546	1,133,402	1,199,801

Circulante	656,473	704,589	682,825	717,019
Noncurrent	449,187	480,957	450,577	482,782

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

(a)  Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

(b)  Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance of conditions for recognition in books.

(c)  Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

(d)  Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(e)  Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and grants resulting from projects related to state taxes, which are being amortized under contractual terms.

(f)   Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

(g)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

19) LOANS, FINANCING, DEBENTURES AND LEASE

a) Breakdown

	Company / Consolidated
	Information at March 31, 2015			03/31/15			12/31/14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,347,715	5,033,682	6,381,397	1,445,347	5,116,491	6,561,838

Loans and financing				568,972	1,402,637	1,971,609	665,848	1,498,983	2,164,831
Financing - BNDES	URTJLP	TJLP+ 0 to 9%	07/15/19	407,142	1,161,824	1,568,966	510,323	1,224,052	1,734,375
Financing - BNDES	BRL	2.5 to 8.7%	01/15/23	96,975	202,994	299,969	87,495	220,903	308,398
Financing - BNB	BRL	10.00%	10/30/16	64,855	37,819	102,674	68,030	54,028	122,058

Finance lease agreement	R$		08/31/33	20,964	215,094	236,058	24,452	205,892	230,344

Debentures				757,779	3,415,951	4,173,730	755,047	3,411,616	4,166,663
4th issue – series 2	R$	106.8% of CDI	10/15/15	675,408	-	675,408	655,738	-	655,738
4th issue – series 3	R$	IPCA+4.00%	10/15/19	597	31,856	32,453	270	30,915	31,185
1st issue - Minas Comunica	R$	IPCA+0.50%	07/05/21	-	85,456	85,456	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	09/10/17	15,077	1,999,486	2,014,563	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68%	04/25/18	66,697	1,299,153	1,365,850	27,214	1,299,082	1,326,296

Foreign currency				131,214	470,933	602,147	819,171	418,251	1,237,422

Loans and financing				131,214	470,933	602,147	819,171	418,251	1,237,422
Loans - BEI	US$			-	-	-	716,963	-	716,963
Financing - BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	131,214	470,933	602,147	101,933	418,251	520,184
BBVA commission	R$			-	-	-	275	-	275

Total				1,478,929	5,504,615	6,983,544	2,264,518	5,534,742	7,799,260

LOANS, FINANCING AND FINANCE LEASE AGREEMENT				721,150	2,088,664	2,809,814	1,509,471	2,123,126	3,632,597
Debentures				757,779	3,415,951	4,173,730	755,047	3,411,616	4,166,663
Total				1,478,929	5,504,615	6,983,544	2,264,518	5,534,742	7,799,260

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

b)  Loans and financing

Brazilian Development Bank (BNDES)

•       On October 23, 2007, a credit facility of R$ 2,034,717 was approved, and sub-credit facility “A” amounts to R$ 1,926,309 (TJLP + 3.73% p.a.) and sub-credit facility “B” to R$ 108,408 (TJLP + 1.73% p.a.), maturing in 8 years, with principal payment in 60 monthly and successive installments, with grace period expired on May 15, 2010. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES for the purpose of financing investment projects for goods and services produced in Brazil.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

The balance of this agreement at March 31, 2015 amounted to R$ 68,212 (R$ 170,536 at December 31, 2014).

•       On October 14, 2011, a credit facility was taken out amounting to R$ 3,031,110, restated in 2013 to R$ 2,152,098, and sub-credit facility “A” amounts to R$ 1,360,455 (TJLP + 3.38% p.a.), sub-credit facility “B” to R$ 406,206 (UMBND + 2.38% p.a.), sub-credit facility “C” to R$ 282,149 (TJLP + 1.48% p.a.), sub-credit facility “D” to R$ 80,948 (TJLP + 4.08% p.a.) and sub-credit facility “E” to R$ 22,340 (TJLP), maturing in 8 years, with grace period expired on July 15, 2014. After this period, principal interest and amortization will be paid in 60 monthly and successive installments, for new negotiations of credit facilities and modalities with the bank. All of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

As the interest rates applied to two of the five sub-credit facilities of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$ 12,686 (R$ 13,517 at December 31, 2014) as of March 31, 2015, Note 18.

The balance of this agreement at March 31, 2015 amounted to R$ 2,101,682 (R$ 2,049,346 at December 31, 2014).

•       On January 1, 2010, a credit facility amounting to R$ 319,927 was approved, at 4.5% and 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from March 15, 2012, after a grace period of 2 years. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$ 12,331 as of March 31, 2015 (R$ 13,614 as of December 31, 2014), Note 18.

The balance of this agreement at March 31, 2015 amounted to R$ 105,947 (R$ 110,456 at December 31, 2014).

•       Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$ 29,066 were approved, at 5.5% p.a., TJLP + 5.7% p.a. and TJLP + 9.0% p.a., maturing in 5 years, with principal payment in 48 monthly and successive installments from January 15, 2012, after a grace period of 1 year. On December 15, 2011, R$ 11,097 were approved, at 5.0% p.a. and 8.7% p.a., maturing in 36 months, with principal payment in 30 monthly and successive installments until settlement on March 15, 2015. On December 28, 2012, R$ 9,493 were also approved, at 2.5% p.a., maturing in 36 months, with six-month grace period for principal, fully released as the investments made are proved. These credit facilities were fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of March 31, 2015 – in the amount of R$ 532 (R$ 826 at December 31, 2014), Note 18.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

The balance of this agreement at March 31, 2015 amounted to R$ 8,998 (R$ 12,863 at December 31, 2014).

•       On December 1, 2010, a credit facility amounting to R$ 5,417 was approved, subsequently restated to R$ 2,262, at 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from February 15, 2013, after a grace period of 2 years, through the Investment Support Program (BNDES PSI). This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (5.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of March 31, 2015 – in the amount of R$ 231 (R$ 242 at December 31, 2014), Note 18.

The balance of this agreement at March 31, 2015 amounted to R$ 1,422 (R$ 1,724 at December 31, 2014).

•       On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through March 31, 2015, R$ 225,043 (R$ 212,887 at December 31, 2014) were released.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (2.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of March 31, 2015 – in the amount of R$ 31,610 (R$ 31,286 at December 31, 2014), Note 18.

The balance of this agreement at March 31, 2015 amounted to R$ 181,482 (R$ 213,985 at December 31, 2014).

•       At august 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved.  This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (3.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of March 31, 2015 – in the amount of R$ 708 (R$ 737 at December 31, 2014), Note 18.

The balance of this agreement at March 31, 2015 amounted to R$ 3,339 (R$ 4,047 at December 31, 2014).

Banco Europeu de Investimentos (BEI)

On October 31, 2007, a credit facility amounting to € 250 million (equivalent to US$ 365 million at the time) was taken out, at 4.18% and 4.47% p.a., maturing in 7 years with principal payment in two installments. The first installment of R$ 272,460 was paid on December 19, 2014 and the second on March 2, 2015. Interest was charged semi-annually based on the dates of each release. The funds were released in two installments, the first on December 19, 2007 and the second on February 28, 2008. The agreement had a swap transaction associated therewith that transformed currency risk into CDI variation percentage and that was settled in accordance with the maturity of each installment. The balance of this agreement at December 31, 2014 was R$ 716,963.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Banco do Nordeste (BNB)

On January 29, 2007 and October 30, 2008, credit facilities amounting to R$ 247,240 and R$ 389,000 were taken out, respectively, at 10% p.a., maturing in 8 years, with principal payment in 78 and 72 installments, respectively, after a grace period of 2 years. On January 29, 2015, the first credit facility was settled. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at March 31, 2015 amounted to R$ 102,674 (R$ 122,058 at December 31, 2014).

c)  Finance lease

Finance lease agreement that transfer to the Company basically all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of a lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has agreements classified as finance lease as a lessee, related to: (i) lease of towers and rooftops, arising from sales and financial leaseback transactions; (ii) lease of sites built as Built to Suit (“BTS”) for installing antennas and other equipment and means of transmission; (iii) lease of IT equipment and; (iv) lease of infrastructure and means of transmission associated with the electrical grid, connecting cities in the North and Central-West regions of Brazil. The net book value of such assets remained unchanged until sale thereof, and a liability was recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Company/Consolidated
	03/31/15	12/31/14
Nominal value payable	660,228	653,240
Unrealized financial expense	(424,170)	(422,896)
Present value payable	236,058	230,344

Current	20,964	24,452
Noncurrent	215,094	205,892

Aging list of finance lease payable at March 31, 2015 is as follows:

	Company/Consolidated
	Nominal value payable	Present value payable
Within 1 year	22,913	20,964
From 1 to 5 years	108,262	74,072
Above 5 years	529,053	141,022
Total	660,228	236,058

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at March 31, 2015 and December 31, 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

d)  Debentures

Some information on the debentures in force at March 31, 2015 and December 31, 2014 is as follows:

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

In consideration of the certification by the State Department of Economic Development, the following debentures were issued: (i)  621 debentures in the 1st series of the 1st issue, amounting to R$ 6,210, for the service in 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue, amounting to R$ 17,390, for the service in 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue, amounting to R$ 31,900, for the service in 77 locations, thus completing the service program in 134 locations in the state of Minas Gerais. These are junior unsecured registered nonconvertible debentures, with no stock certificates issued, in up to five series.

The balance at March 31, 2015 totaled R$ 85,456 (R$ 82,186 at December 31, 2014).

4th issue debentures – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

1st series: 98,000 debentures were issued in the 1st series. Considering the non-approval of the reset conditions by holders of 1st Series debentures, the Company, as provided for in the Indenture, exercised its right to redeem all 1st series debentures on November 14, 2014, for subsequent cancellation, amounting to R$ 93,150.

2nd Series: 640,000 debentures were issued in the 2nd series. On October 15, 2013, the Company reset for the first time all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, there was the first reset of Company’s 3rd series debentures in accordance with all conditions approved by the Board of Directors in a meeting held on September 9, 2014. Total amount reset was R$ 31,489, and the Company redeemed all debentures of dissenting holders amounting to R$ 64,755, keeping them in treasury for subsequent cancellation.

The balance at March 31, 2015 totaled R$ 707,861 (R$ 686,923 at December 31, 2014).

3rd issue debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 514 as of March 31, 2015 (R$ 567 as of December 31, 2014), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

The balance, net of transaction costs, at March 31, 2015 totaled R$ 2,014,563 (R$ 2,071,258 at December 31, 2014).

4th issue debentures

On April 11, 2013, Company’s Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. Remuneration is 100.00% of CDI, plus a spread of 0.68% p.a., based on 252 working days.

The transaction costs associated with this issue at March 31, 2015 totaled R$ 847 (R$ 918 at December 31, 2014).

The balance, net of transaction costs, at March 31, 2015 totaled R$ 1,365,850 (R$ 1,326,296 at December 31, 2014).

e)  Repayment schedule

At March 31, 2015, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease agreement	Total
2016	459,645	-	15,283	474,928
2017	578,936	1,998,744	19,255	2,596,935
2018	521,850	1,343,726	18,228	1,883,804
2019	312,112	45,731	17,217	375,060
2020	1,027	13,875	16,238	31,140
From 2021 onwards	-	13,875	128,873	142,748
Total	1,873,570	3,415,951	215,094	5,504,615

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

f)  Covenants

There are loans and financing and debentures, presented in tables of Notes 19b) and 19d), respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

The Company has loans and financing taken out from BNDES, the balance of which as of March 31, 2015 was R$ 2,169,894 (R$ 2,252,924 as of December 31, 2014). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 1, 2 and 3, as of March 31, 2015 amounted to R$ 707,861 (R$ 686,923 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, sole series, net of issue costs, as of March 31, 2015 amounted to R$ 2,014,563 (R$ 2,071,256 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Fourth issue debentures, sole series, net of issue costs, as of March 31, 2015 amounted to R$ 1,365,850 (R$ 1,326,296 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$ 85,456 as of March 31, 2015 (R$ 82,186 at December 31, 2014), includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. At the same date, all these covenants were met.

g)  Guarantees

At March 31, 2015, guarantees were given for part of loans and financing of the Company, as follows:

Creditors	Loans/Financial balance	Guarantees
BNDES	R$ 1,568,966 (URTJLP) R$ 602,147 (UMBND) R$ 299,969 (PSI)

•      Agreement (2011) R$ 2,101,682: Guarantee in receivables referring to 15% of debit balance or four times the amount of the highest installment, whichever is higher, and Agreement (2007) R$ 68,212: Guarantee by SP Telecomunicações Participações Ltda.

•       Agreement (PSI) R$ 301,188: disposal of financed assets.

BNB	R$ 102,674

•      Bank guarantee granted by Banco Bradesco S.A. equivalent to 100% of debit balance of the financing.

•       Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balances of R$ 29,336 and R$ 60,454 at March 31, 2015 and December 31, 2014, respectively.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

h)  Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Company / Consolidated
	Loans and financing	Debentures	Finance lease agreement	Total
Balance at 12/31/13	4,233,062	4,301,615	218,878	8,753,555
Additions	87,422	-	-	87,422
Government grants (Note 18)	(16,123)	-	-	(16,123)
Financial charges	67,944	110,741	4,222	182,907
Issue costs	-	140	-	140
Monetary restatement and exchange gains/losses	(46,346)	-	-	(46,346)
Write-offs (payments)	(294,737)	(100,150)	(4,024)	(398,911)
Balance at 03/31/14	4,031,222	4,312,346	219,076	8,562,644
Additions	199,662	31,489	8,269	239,420
Government grants (Note 18)	(16,230)	-	-	(16,230)
Financial charges	177,092	354,474	18,728	550,294
Issue costs	-	409	-	409
Monetary restatement and exchange gains/losses	230,501	-	-	230,501
Write-offs (payments)	(1,219,994)	(532,055)	(15,729)	(1,767,778)
Balance at 12/31/14	3,402,253	4,166,663	230,344	7,799,260
Additions	12,157	-	1,395	13,552
Government grants (Note 18)	(1,548)	-	-	(1,548)
Financial charges	79,250	124,795	9,850	213,895
Issue costs	-	124	-	124
Monetary restatement and exchange gains/losses	172,385	-	-	172,385
Write-offs (payments)	(1,090,741)	(117,852)	(5,531)	(1,214,124)
Balance at 03/31/15	2,573,756	4,173,730	236,058	6,983,544

20) OTHER LIABILITIES

	Company		Consolidated
	03/31/15	12/31/14	03/31/15	12/31/14
Authorization license (a)	1,215,520	1,178,978	1,215,520	1,178,978
Split and fractional shares (b)	388,934	388,975	388,934	388,975
Payables to related parties (Note 28)	325,149	296,961	135,263	119,803
License renewal charges (c)	317,971	275,839	317,971	275,839
Third-parties retentions	133,698	202,390	135,431	204,227
Amounts refundable to subscribers	47,963	41,260	50,238	43,445
Other liabilities	51,379	46,258	55,402	70,141
Total	2,480,614	2,430,661	2,298,759	2,281,408

Current	1,460,052	1,442,724	1,309,078	1,322,616
Noncurrent	1,020,562	987,937	989,681	958,792

(a)  Refers to a portion of Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction shall organize, within 90 days, Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems. The funds for these procedures shall be transferred by the operators in 4 annual installments adjusted by IGP-DI.

(b)  Refers to credit provided to shareholders benefiting from remaining shares arising from grouping and splitting of the shares of the Company and merged companies.

(c)  Refers to charges for the renewal of STFC and SMP licenses (Note 1b).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

21)  EQUITY

a) Capital

Paid-in capital at March 31, 2015 and December 31, 2014 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, held as follows:

	Common shares		Preferred shares		Overall total
Shareholders	Number	%	Number	%	Number	%
Telefónica Internacional S.A.	28,859,918	7.58%	271,707,098	36.63%	300,567,016	26.77%
Telefónica S.A.	97,976,194	25.69%	179,862,845	24.24%	277,839,039	24.73%
SP Telecomunicações Participações Ltda.	222,595,149	58.37%	29,042,853	3.91%	251,638,002	22.40%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%
Total Group companies	350,127,371	91.82%	480,624,588	64.78%	830,751,959	73.96%
Other shareholders	31,208,300	8.18%	261,308,985	35.22%	292,517,285	26.04%
Total outstanding shares	381,335,671	100.00%	741,933,573	100.00%	1,123,269,244	100.00%

Book value per outstanding share:
At 03/31/15					R$ 38.44
At 12/31/14					R$ 40.02

The Special Shareholders’ Meeting held on November 6, 2014, approved increase in the Company’s authorized capital limit by 500,000,000 (five hundred million) common or preferred shares, from 1,350,000,000 (one billion, three hundred and fifty million) shares to 1,850,000,000 (one billion, eight hundred and fifty million) shares. The Board of Directors is the relevant body to decide about increase in the number and consequent issuance of new shares, within the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3rd of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Holders of preferred shares are also fully entitled to vote, when the Company does not pay minimum dividends to which they are entitled, for 3 consecutive fiscal years, until payment thereof.

b)  Bonus paid on acquisition of interest from non-controlling shareholders

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and CPC 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity. The balance of this account at March 31, 2015 and December 31, 2014 was R$70,448.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at March 31, 2015 and December 31, 2014 was R$63,074.

c.2) Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value at the issue date.

On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares, in the amount of R$112,107.

The balance of this account at March 31, 2015 was R$2,623,823 (R$2,735,930 at December 31, 2014).

c.3) Treasury stock

These represent the Company’s treasury stock arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Participações shares (in 2011), and iii) repurchase of common and preferred shares.

On March 12, 2015, the Special General Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares.

The balance of this account at December 31, 2014 was R$112,107.

d) Income reserves

d.1) Legal reserve

The legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses. The balance of this account at March 31, 2015 and December 31, 2014 was R$1,532,630.

d.2) Tax incentive reserve

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, referring to credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area.

The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at March 31, 2015 was R$2,275 (R$1,849 at December 31, 2014).

e) Dividends – proposed and interim

e.1) Interim and proposed dividends

On January 30, 2015, the Company’s Board of Directors approved destination of interim dividends in the amount of R$2,750,000, based on profits posted at December 31, 2014, corresponding to R$2.296522661346 per common and R$2.526174927480 per preferred share.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Such interim dividends will be paid until the end of 2015, on a date to be defined by the Executive Board, being credited to individual shareholders, following the Company’s shareholding position of record at the end of February 10, 2015, inclusive.

The balance of this account at March 31, 2015 was R$18,592 (R$2,768,592 at December 31, 2014).

e.2) Unclaimed dividends and interest on equity

Pursuant to article 287, item II “a” of Law No. 6404, of December 15,  1976, dividend and IOE not claimed by shareholders expire in three years as from the initial payment date. The Company reverses the expired amount of dividend and IOE to equity upon expiry.

f.)Other comprehensive income

Financial instruments available for sale: These refer to variations in fair value of financial assets available for sale.

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until balance sheet date.

Currency translation difference of investments abroad: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation difference of foreign investments	Total
Balances at 12/31/13	(2,658)	6,610	12,897	16,849
Exchange gains/losses	-	-	855	855
Additions to future contracts	-	1,341	-	1,341
Losses on financial assets available for sale	(2,763)	-	-	(2,763)
Balances at 03/31/14	(5,421)	7,951	13,752	16,282
Exchange gains/losses	-	-	(1,406)	(1,406)
Additions to future contracts	-	219,870	-	219,870
Losses on financial assets available for sale	(2,281)	-	-	(2,281)
Balances at 12/31/14	(7,702)	227,821	12,346	232,465
Exchange gains/losses	-	-	4,787	4,787
Additions to future contracts	-	399,652	-	399,652
Losses on financial assets available for sale	(653)	-	-	(653)
Balances at 03/31/15	(8,355)	627,473	17,133	636,251

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

22)  NET OPERATING REVENUE

	Company		Consolidated
	1Q2015	1Q2014	1Q2015	1Q2014
Telephony services	6,382,283	6,558,317	6,382,271	6,558,304
Interconnection and network use	572,324	786,932	572,324	786,932
Dada and SVAs	4,516,783	3,899,967	5,071,917	4,318,705
TV services	194,491	157,982	194,491	157,982
Other services (a)	234,636	244,249	293,699	303,980
Sales of goods and devices	864,580	818,907	921,229	862,603
Gross operating revenue	12,765,097	12,466,354	13,435,931	12,988,506

Taxes	(3,127,899)	(2,995,997)	(3,235,586)	(3,098,334)
Discounts granted and returns of goods	(1,215,917)	(1,276,308)	(1,217,267)	(1,278,242)
Deductions from gross operating revenue	(4,343,816)	(4,272,305)	(4,452,853)	(4,376,576)

Net operating revenue	8,421,281	8,194,049	8,983,078	8,611,930

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three-month periods ended March 31, 2015 and 2014 were R$42,605 and R$35,185, respectively (Note 23).

No customer contributed with more than 10% of gross operating revenue for the three-month periods ended March 31, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

23) OPERATING COSTS AND EXPENSES

	Company
	1Q2015				1Q2014
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(116,968)	(417,252)	(99,752)	(633,972)	(107,810)	(370,667)	(124,557)	(603,034)
Third-party services	(922,603)	(1,436,396)	(194,620)	(2,553,619)	(815,644)	(1,402,172)	(172,887)	(2,390,703)
Interconnection and network use	(694,020)	-	-	(694,020)	(873,060)	-	-	(873,060)
Publicity and advertising	-	(203,066)	-	(203,066)	-	(203,035)	-	(203,035)
Rent, insurance, condominium and connection means (a)	(432,614)	(36,282)	(44,119)	(513,015)	(368,247)	(30,603)	(49,331)	(448,181)
Taxes, rates and contributions	(467,554)	(928)	3,363	(465,119)	(431,246)	(719)	(27,377)	(459,342)
Estimated impairment losses on accounts receivable	-	(304,662)	-	(304,662)	-	(196,448)	-	(196,448)
Depreciation and amortization	(1,085,836)	(227,617)	(85,546)	(1,398,999)	(1,100,806)	(234,193)	(103,698)	(1,438,697)
Cost of sales	(549,956)	-	-	(549,956)	(488,099)	-	-	(488,099)
Materials and other operating costs and expenses	(19,411)	(55,960)	(367)	(75,738)	(10,288)	(45,660)	(9,601)	(65,549)
Total	(4,288,962)	(2,682,163)	(421,041)	(7,392,166)	(4,195,200)	(2,483,497)	(487,451)	(7,166,148)

	Consolidated
	1Q2015				1Q2014
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(122,222)	(418,246)	(100,165)	(640,633)	(114,023)	(370,667)	(124,564)	(609,254)
Third-party services	(1,119,085)	(1,442,092)	(202,251)	(2,763,428)	(983,025)	(1,417,276)	(173,215)	(2,573,516)
Interconnection and network use	(695,410)	-	-	(695,410)	(864,764)	-	-	(864,764)
Publicity and advertising	-	(203,066)	-	(203,066)	-	(203,035)	-	(203,035)
Rent, insurance, condominium and connection means (a)	(434,158)	(36,282)	(44,115)	(514,555)	(369,564)	(30,603)	(49,348)	(449,515)
Taxes, rates and contributions	(472,654)	(928)	2,676	(470,906)	(436,215)	(719)	(27,476)	(464,410)
Estimated impairment losses on accounts receivable	-	(324,415)	-	(324,415)	-	(207,860)	-	(207,860)
Depreciation and amortization	(1,091,912)	(227,617)	(85,598)	(1,405,127)	(1,105,596)	(234,193)	(103,765)	(1,443,554)
Cost of sales	(580,792)	-	-	(580,792)	(511,843)	-	-	(511,843)
Materials and other operating costs and expenses	(20,607)	(56,000)	(367)	(76,974)	(11,314)	(45,660)	(9,601)	(66,575)
Total	(4,536,840)	(2,708,646)	(429,820)	(7,675,306)	(4,396,344)	(2,510,013)	(487,969)	(7,394,326)

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three-month periods ended March 31, 2015 and 2014 were R$42,605 and R$35,185, respectively (Note 22).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

24)  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	1Q2015	1Q2014	1Q2015	1Q2014
Recovered expenses and fines	85,761	93,694	86,119	108,816
Provisions for labor, tax and civil contingencies, net	(215,475)	(195,240)	(215,476)	(195,970)
Net gain (loss) on asset disposal/loss	(12,940)	(12,886)	(11,971)	(14,546)
Other operating income (expenses), net	(2,526)	3,663	(2,810)	3,385
Total	(145,180)	(110,769)	(144,138)	(98,315)

Other operating income	112,774	114,176	113,826	129,296
Other operating expenses	(257,954)	(224,945)	(257,964)	(227,611)
Total	(145,180)	(110,769)	(144,138)	(98,315)

25) FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	1Q2015	1Q2014	1Q2015	1Q2014
Short-term investment yields	92,345	149,708	117,591	160,431
Interest income (customers, taxes and others)	19,477	32,783	20,486	32,861
Charges on loans, financing, debentures and finance lease agreement	(213,895)	(182,907)	(213,895)	(182,907)
Monetary gains/losses on loans and financing	(172,385)	46,346	(172,385)	46,346
Gains (losses) on derivative transactions	157,700	(72,951)	157,700	(72,951)
Interest expense (financial institutions, provisions, suppliers, taxes and others)	(40,169)	(52,671)	(40,754)	(53,107)
Other revenues (expenses) from monetary and exchange gains/losses	(49,461)	(21,067)	(50,726)	(20,213)
Other financial expenses (income)	(41,568)	(4,173)	(35,869)	1,210
Financial income (expenses), net	(247,956)	(104,932)	(217,852)	(88,330)

Financial income	371,702	300,976	398,958	317,672
Financial expenses	(619,658)	(405,908)	(616,810)	(406,002)
Total	(247,956)	(104,932)	(217,852)	(88,330)

26) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the tax-special or tax-reduction trial balance. Taxes calculated on profit until the month of the quarterly information are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense to standard rate

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the three-month periods ended March 31, 2105 and 2014.

	Company		Consolidated
	1Q2015	1Q2014	1Q2015	1Q2014
Income before taxes	840,429	957,635	946,014	1,031,964

IRPJ and CSLL expense at the rate of 34%	(285,746)	(325,596)	(321,645)	(350,868)
Temporary and permanent differences
Equity pickup, net of received IOE effects	69,513	49,448	79	342
Nondeductible expenses, gifts, incentives and IOE received	(50,990)	(26,089)	(51,700)	(26,089)
Other exclusions (additions)	6,513	5,372	6,971	5,421
Tax expense	(260,710)	(296,865)	(366,295)	(371,194)

Effective rate	31%	31%	39%	36%
Current IRPJ and CSLL	(298,371)	(234,369)	(390,600)	(296,575)
Deferred IRPJ and CSLL	37,661	(62,496)	24,305	(74,619)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 6.2.

27) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the periods. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated quarterly information (ITR); therefore, there are no adjustments of diluting effects inherent in the potential issue of shares.

The table below sets out the calculation of earnings per share for the three-month periods ended March 31, 2015 and 2014:

	Company
	1Q2015	1Q2014
Net income for the year attributable to the Company’s shareholders:	579,719	660,770
Common Shares	184,613	210,424
Preferred shares	395,106	450,346

Number of shares:	1,123,269	1,123,269
Weighted average number of outstanding common shares for the period	381,335	381,335
Weighted average number of outstanding preferred shares for the period	741,934	741,934

Basic and diluted earnings per share
Common shares	0.48	0.55
Preferred shares	0.53	0.61

28) RELATED-PARTY BALANCES AND TRANSACTIONS

The main balances of assets and liabilities with related parties arise from transactions with companies related with the controlling group, which were performed at prices and under the conditions agreed by the parties, as follows:

a)   Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Digital TV services provided by Media Networks Latino América;

c) Lease and maintenance of safety equipment provided by Telefónica Engenharia e Segurança do Brasil;

d) Corporate services passed through at the cost effectively incurred on those services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g)  Telecom projects management (Outsourcing Telecom) – Contract for Professional Services, rendered by Telefônica Serviços Empresariais do Brasil;

h) Logistics and courier services provided by Telefónica Transportes e Logística;

i) Voice portal content provider services rendered by Terra Networks Brazil;

j) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

k) Long-distance calls and international roaming services provided by companies of Telefónica Group;

l) Refund of expenses from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

m)  Brand fee, for the assignment of rights to use the brand paid to Telefónica;

n) Stock option plan to employees of Telefônica Brasil and Telefonica Data linked to the share’s acquisition of Telefónica S.A.; and

o) Cost Sharing Agreement (CSA) for the reimbursement of expenses relating to digital business to Telefónica International; and

p) Lease of buildings where Telefónica Serviços Empresariais do Brasil and Telefónica Transportes e Logística are based.

A summary of significant related-party transactions and balances is as follows:

		Balance Sheet - Assets
		At 03/31/15			At 12/31/14
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Company	Nature of transaction	Accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Subsidiaries
SP Telecomunicações Participações	l)	82	12,826	4,537	71	12,798	4,082
Telefónica Internacional	l)	-	24,445	13,264	-	877	13,264
Telefónica	l)	-	2,344	-	-	2,339	-
		82	39,615	17,801	71	16,014	17,346
Other Group companies
Telefónica USA	f) / j)	3,669	-	-	4,114	-	-
Telefónica Chile	k)	-	680	-	-	2,506	-
Telefónica de España	k)	-	-	-	-	-	-
Telefónica Peru	k)	670	-	-	485	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	657	569	350	602	608	350
Telefónica International Wholesale Services Brasil	a) / d)	9,444	172	76	5,633	476	76
Telefónica International Wholesale Services Espanha	j)	87,852	-	-	60,696	-	-
Telefónica Moviles Del Espanha	k)	12,128	-	-	6,464	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	3,634	907	611	2,889	517	743
Telefônica Transportes e Logistica	a) / d) / l) / p)	631	186	103	678	169	84
Terra Networks Brasil	a) / d) / l)	4,637	7,436	63	4,483	7,434	19
Telefónica Global Technology	l)	1,588	6,499	-	1,315	6,458	-
Telefônica Digital España	l)	-	-	-	-	-	15,921
Media Networks Latina America SAC	b)	-	-	-	-	-	-
Other	a) / d) / k) / l)	44,204	4,339	776	27,618	4,059	262
		169,114	20,788	1,979	114,977	22,227	17,455
Total		169,196	60,403	19,780	115,048	38,241	34,801

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 03/31/15			At 12/31/14
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Company	Nature of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Subsidiaries
SP Telecomunicações Participações	d) / l)	3,664	2,062	8,006	3,759	2,062	6,029
Telefónica Internacional	l) / o)	62,489	-	-	59,069	-	-
Telefónica	m) / n)	522	94,075	13,538	271	86,081	13,522
		66,675	96,137	21,544	63,099	88,143	19,551
Other Group companies
Telefónica USA	f)	3,330	74	166	-	77	137
Telefónica Peru	k)	677	-	-	553	-	-
Telefônica Engenharia de Segurança do Brasil	c)	3,821	-	8	3,281	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	84,865	1,521	378	67,304	1,470	378
Telefónica International Wholesale Services Espanha	f) / k)	13,525	11,700	-	46,271	6,638	-
Telefónica Moviles Del Espanha	k)	12,502	-	-	6,859	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	5,561	24	491	7,000	24	560
Telefônica Transportes e Logistica	h)	18,069	270	259	20,816	270	259
Terra Networks Brasil	i)	5,114	78	769	2,439	78	769
Telefónica Global Technology	e)	12,950	-	-	12,950	-	-
Telefônica Digital España	o)	38,069	976	-	18,570	590	-
Media Networks Latina America SAC	b)	26,620	-	-	18,128	-	-
Other	k)	43,356	254	614	31,814	237	614
		268,459	14,897	2,685	235,985	9,384	2,725
Total		335,134	111,034	24,229	299,084	97,527	22,276

		Income statement
		1Q2015	1Q2014
Company	Nature of transaction	Revenues (costs and expenses)	Revenues (costs and expenses)
Subsidiaries
SP Telecomunicações Participações	d) / l)	(214)	(5,872)
Telefónica Internacional	l) / o)	18,135	21,094
Telefónica	l) / m) / n)	(101,614)	(83,820)
		(83,693)	(68,598)
Other Group companies
Telefónica USA	f)	1,215	483
Telefónica Chile	k)	57	(164)
Telefónica de España	k)	-	(59)
Telefónica Peru	k)	(284)	181
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(1,553)	(1,649)
Telefónica International Wholesale Services Brasil	a) / d) / f) / l)	(63,194)	(40,988)
Telefónica International Wholesale Services Espanha	f) / j) / k)	17,812	(1,281)
Telefónica Moviles Del Espanha	k)	(2,425)	26
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(4,514)	(12,789)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	(17,095)	(21,483)
Terra Networks Brasil	a) / d) / l) / i)	425	2,003
Telefónica Global Technology	e) / l)	(6,071)	(20,351)
Telefônica Digital España	l) / o)	(20,226)	(3,446)
Media Networks Latina America SAC	b)	(8,943)	(13,857)
Other	a) / d) / k) / l)	(14,855)	33,794
		(119,651)	(79,580)
Total		(203,344)	(148,178)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the three-month periods ended March 31, 2015 and 2014 amounted to R$5,982 and R$5,596, respectively. Of this amount, R$4,512 (R$4,359 at March 31, 2014) corresponds to salaries, benefits and social charges and R$1,470 (R$1,237 at March 31, 2014) to variable compensation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

These amounts were carried as personnel expenses, according to the function in the groups of Costs of Services Rendered, Selling Expenses and G&A Expenses (Note 23).

For the three-month periods ended March 31, 2015 and 2014, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29)  INSURANCE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in quarterly information audit scope and, as a result, were not reviewed by our independent auditor.

At March 31, 2015, maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$962,400 for operational risks (with loss of profit) and R$55,063 for general civil liability.

30)  SHARE-BASED COMPENSATION PLAN

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and it subsidiary.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of March 31, 2015 are detailed below:

a)     Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycles are independent among them.  The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the evolution of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

In 2014, extension of this program for other 3 cycles of 3 years each was approved, beginning on October 1, 2014 until September 30, 2017. The number of shares is informed at the beginning of the cycle and after the period of 3 years from the granting date, also shares are transferred to participants if the TSR target is achieved.

The next launchings are scheduled as follows:

•       2012-2015 Cycle: in July 2015, with 122 officers (including 4 officers appointed on the terms of the by-laws) of the Company, having the potential right to receive 485,040 shares of Telefónica S.A..

•       2013-2016 Cycle: in July 2016, with 106 officers (including 4 officers appointed on the terms of the by-laws) of the Company, having the potential right to receive 466,890 shares of Telefónica S.A.

•       2014-2017 Cycle: in October 2017, with 108 officers (including 4 officers appointed on the terms of the by-laws) of the Company, having the potential right to receive 498,980 shares of Telefónica S.A.

The maximum number of outstanding shares attributed to cycles at March 31, 2015 is as follows:

Cycles	Number of initial shares	Unit amount in Euro	Finalization date
2nd cycle - July 1, 2012	485,040	9.65	June 30, 2015
3rd cycle - July 1, 2013	466,890	10.39	June 30, 2016
4th cycle - October 1, 2014	498,890	12.12	September 30, 2017

b)    Talent for the Future Share Plan (“TFSP”)

The General Shareholders' Meeting of Telefónica S.A., held in 2014, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them with Telefónica S.A. shares.

The participants do not have to pay for the shares initially attributed to them. Initially, the plan is expected to remain effective for three years. The cycle began on October 1, 2014 and will be effective to September 30, 2017. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the evolution of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group.

The maximum number of outstanding shares attributed to the first cycle at March 31, 2015 is as follows:

Cycle	Number of initial shares	Unit amount in Euro	Finalization date
1st cycle - October 1, 2014	73,500	12.12	September 30, 2017

The Company records the following personnel expenses in the groups of Costs of Services Rendered, Selling, General and Administrative Expenses (Note 23), referring to the share-based payment plans:

	Consolidated
Plans	1Q2015	1Q2014
PIP	3,274	2,467
GESP	-	603
Total	3,274	3,070

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

31)  POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type (1)	Company	Sponsor

PBS-A	BD	Sistel	Telefônica Brasil, jointly with other telecomminications companies arising from Sistema Telebrás privatization

PAMA / PCE	Health care plan	Sistel	Telefônica Brasil, jointly with other telecommunications companies arising from Sistema Telebrás privatization

CTB	BD	Telefônica Brasil	Telefônica Brasil

PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	CD/Hybrid	VisãoPrev	Telefônica Brasil e Telefônica Data
(1) BD = Defined benefit plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. (2) Except the CELPREV plan, managed by Sistel.

The details about the aforementioned plans are the same disclosed in Note 32 – Post-Employment Benefit Plans of the Company’s financial statements at December 31, 2014.

The defined benefit obligation is composed of different components, based on the characteristics of each pension plan, and may comprise the actuarial liability of official pension supplementation obligations, health care subsidy to retirees and their dependents and indemnity for death and disability of the participants. This obligation is exposed to economic and demographic risks, such as: (i) restatements of medical costs that may impact the cost of health care plans; (ii) salary increase; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of participants and retirees.

The fair value of plan assets is mainly composed of fixed-income investments (NTN’s, LFT’s, LTN’s, repurchase agreements, CDB’s, debentures, financial bills and FIDC shares) and variable-income investments (shares of large companies, with good reputation in the market and high liquidity, as well as in market indices-pegged investments). Due to the concentration of fixed and variable-income investments, the plan assets are mainly exposed to the risks inherent in the financial market and the economic scenario, such as: (i) market risk in economic sectors in which variable-income investments are concentrated; (ii) risk of events impacting the economic scenario and market indices in which variable-income investments are concentrated; and (iii) long-term inflation rate which may consume profitability of fixed-income investments.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company´s operating income and that of its subsidiary.

Gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to recoverability limitations of surpluses for refund or reduction in future contributions, are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and its subsidiary.

Consolidated changes in plans that generate surplus and deficit are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Surplus plans	Deficit plans	Total
Balances at 12/31/13	17,909	(370,351)	(352,442)
Current service cost	(619)	(22)	(641)
Net interest on defined benefit assets/liabilities	528	(9,901)	(9,373)
Contributions and benefits paid by employers	815	1,321	2,136
Balances at 03/31/14	18,633	(378,953)	(360,320)
Current service cost	(1,940)	(67)	(2,007)
Net interest on defined benefit assets/liabilities	1,583	(29,701)	(28,118)
Contributions and benefits paid by employers	(265)	4,577	4,312
Effects on comprehensive income	(3,358)	(51,985)	(55,343)
Balances at 12/31/14	14,653	(456,129)	(441,476)
Current service cost	(670)	(20)	(690)
Net interest on defined benefit assets/liabilities	446	(12,793)	(12,347)
Contributions and benefits paid by employers	631	1,613	2,244
Balances at 03/31/15	15,060	(467,329)	(452,269)

Of the amounts of plans generating surplus presented in the table above, the Company recorded R$14,918 and R$14,515 at March 31, 2015 and December 31, 2014, respectively (Note 9).

32)  FINANCIAL INSTRUMENTS

a) Derivative transactions

All the Company’s derivative instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an adverse effect on the matching entry proposed to hedge. Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company keeps internal controls over their derivative instruments which, on management’s opinion, are appropriate to control risks associated with each performance strategy in the market.  Results the Company obtained through its derivative financial instruments indicate that management has been managing risks appropriately.

The Company determines the effectiveness of the derivative instruments entered into to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (quarterly). At March 31, 2015 and December 31, 2014, derivative instruments taken out were effective for the hedged debts.

As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency. In addition, the Company entered into non-deliverable forward (NDF) transactions to hedge the payment of the installment on demand, in Euros, related to a highly probable forecast transaction undertaken in the Purchase and Sale Agreement and Other Covenants, through which all of GVT's shares will be acquired by the Company, as the material fact disclosed by the Company on September 18, 2014.

At March 31, 2015 and December 31, 2014, the Company had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Fair value of derivative financial instruments

The valuation method used to calculate market value of financial liabilities (where applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

The fair values are calculated by projecting the future flows from operations, using BM&FBovespa curves and discounting these flows to present value using market DI rates for swaps, disclosed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

Derivative financial instruments consolidated below are registered with the Brazils’ OTC Clearing House (CETIP), all classified as swaps, and not requiring margin deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Company / Consolidated
					Accumulated effect of fair value
	Notional value		Net position at fair value		Receivable (payable)
Description	03/31/15	12/31/14	03/31/15	12/31/14	03/31/15	12/31/14

Swap contracts
Long position

Foreign currency	21,613,755	12,427,490	23,224,292	13,530,830	1,148,064	759,118
US$ (a) (b)	252,398	913,635	395,815	1,377,412	122,659	326,625
EUR (a) (b)	73,992	85,671	77,272	87,018	2,672	690
LIBOR US$ (a) (b)	311,191	164,572	605,225	266,687	139,775	92,424
JPY (a) (b)	-	5,065	-	4,781	-	-
EUR (f)	20,976,174	11,258,547	22,145,980	11,794,932	882,958	339,379

Fixed rate	9,630,591	-	9,502,013	-	91,359	-
Fixed (f)	9,630,591	-	9,502,013	-	91,359	-

Floating rate	1,247,760	1,182,466	1,216,235	1,125,282	20,398	2,294
CDI (a) (b)	168,411	40,799	168,313	40,925	1,928	21
TJLP (d)	1,079,349	1,141,667	1,047,922	1,084,357	18,470	2,273

Inflation index	441,436	217,472	470,579	231,938	7,514	5,370
IPCA (c) (e)	213,452	217,472	237,975	231,938	7,348	5,370
IGPM (g)	227,984	-	232,604	-	166	-

Short position

Fixed rate	(20,976,174)	(11,258,547)	(21,371,638)	(11,458,807)	(108,615)	(3,254)
Fixed NDF (f)	(20,976,174)	(11,258,547)	(21,371,638)	(11,458,807)	(108,615)	(3,254)

Floating rate	(2,002,771)	(2,358,445)	(2,038,997)	(2,396,771)	(34,010)	(41,714)
CDI (a) (b) (c) (d) (e) (g)	(2,002,771)	(2,358,445)	(2,038,997)	(2,396,771)	(34,010)	(41,714)

Foreign currency	(9,954,597)	(210,118)	(9,878,616)	(312,834)	(842)	(2,176)
US$ (a) (b)	(168,411)	(25,444)	(166,385)	(25,935)	-	(491)
EUR (a) (b)	-	(20,102)	-	(20,247)	-	(7)
EUR (f)	(9,630,591)	-	(9,410,654)	-	-	-
LIBOR US$ (a) (b)	(155,595)	(164,572)	(301,577)	(266,652)	(842)	(1,678)

		Long position (current and noncurrent)			1,267,335	766,782
		Short position (current and noncurrent)			(143,467)	(47,144)
		Receivables, net			1,123,868	719,638

a) Foreign currency swaps (Dollar) x CDI (R$638,372) - swap transactions were contracted with varied maturities until 2019, in order to hedge against exchange variation risk of the loan operation in US dollars (book value of the financial debt of R$602,147).

(b) Foreign currency swaps (Euro x Dollar) and (CDI x Dollar) (R$28,023) – swat transactions were contracted with maturities until May 28, 2015, in order to against foreign exchange variation risk of net amounts payable in Euro and receivable in Dollar (book value of R$105,916 in Dollar and R$77,353 in  Euro).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

c) Swap IPCA x CDI percentage (R$30,712) - swap transactions contracted with annual maturities until 2014, in order to hedge the flow identical to that of debentures (4th issue - 3rd series) indexed at IPCA (book balance of R$32,453).

d) Swaps of TJLP x CDI (R$1,047,922) – swap transactions contracted with maturity dates until 2019, to hedge against variation of TJLP for loans with the BNDES (financial debt carrying amount of R$1,123,466).

e) Swap of IPCA x CDI (R$207,263) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (book balance of R$208,053).

f) NDF EUR x R$ and R$ x EUR (R$12,735,326) – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of a firm commitment taken out in the GVT purchase operation. The exact payment amount will be based on the GVT balance sheet, as of the date relevant authorities approve it, therefore, the payment date is also uncertain.

(g) Swap IGPM x CDI (R$232.604) – swap transactions taken out with maturities from 2016 to 2018 in order to hedge against IGPDI variation in regulatory commitments in connection with 4G license.

We set out below the balances of derivative transactions at March 31, 2015 and December 31,2014.

	Consolidated
	Book value		Fair value
Description	03/31/15	12/31/14	03/31/15	12/31/14

Long position

Financial instruments at fair value recognized in other comprehensive income	15,193,776	14,657,304	15,193,776	14,657,304

Cash flow Hedges
Non-Deliverable Forwards (NDF)	12,735,326	11,794,932	12,735,326	11,794,932
Swap	301,577	266,687	301,577	266,687

Fair Value Hedge
Swap	2,156,873	2,595,685	2,156,873	2,595,685

Financial instruments at fair value recognized in P&L	19,219,342	230,746	19,219,342	230,746

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF)	18,912,666	4,781	18,912,666	4,781
Swap	306,676	225,965	306,676	225,965

Current assets	32,642,742	13,282,083	32,642,742	13,282,083
Noncurrent assets	1,770,376	1,605,967	1,770,376	1,605,967

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Book value		Fair value
Description	03/31/15	12/31/14	03/31/15	12/31/14

Short position

Financial instruments at fair value recognized in other comprehensive income	14,853,329	13,938,826	14,853,329	13,938,826

Cash flow Hedges
Non-Deliverable Forwards (NDF)	12,642,199	11,458,807	12,642,199	11,458,807
Swap	164,715	174,263	164,715	174,263

Fair Value Hedge
Swap	2,046,415	2,305,756	2,046,415	2,305,756

Financial instruments at fair value recognized in P&L	18,435,921	229,586	18,435,921	229,586

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF)	18,140,092	5,271	18,140,092	5,271
Swap	295,829	224,315	295,829	224,315

Current liabilities	31,742,784	12,691,155	31,742,784	12,691,155
Noncurrent liabilities	1,546,466	1,477,257	1,546,466	1,477,257

The maturities of swap contracts as of March 31, 2015 are as follows:

	Maturing in
Swap contracts	2015	2016	2017	From 2018 onwards	Receivables (payables) at 03/31/15

Foreign currency x CDI	38,770	52,311	62,784	110,386	264,251
CDI vs. foreign currency	1,928	-	-	-	1,928
Foward	865,701	-	-	-	865,701
TJLP vs. CDI	(13,818)	(9,283)	2,337	15,524	(5,240)
IPCA vs. CDI	(1,681)	(1,587)	(2,290)	2,786	(2,772)
Total	890,900	41,441	62,831	128,696	1,123,868

For the purpose of preparing the quarterly information (ITR), the Company adopted hedge accounting for its foreign currency X CDI, IPCA x CDI and TJLP x CDI swap transactions providing financial debt hedge. According to this methodology, both derivative and covered risk are valued at their fair value.

The ineffective portion at March 31, 2015 amounted to R$32,341 (R$2,195 at December 31, 2014).

The amount recorded in other comprehensive income referring to swaps and NDF contracts designated as cash flow hedge at March 31, 2015 was positive of R$936,865  (positive of R$331,332 at December 31, 2014). These cash flow hedge transactions generated a positive result of R$9,786 at March 31, 2015 (positive of R$19,742 at December 31, 2014).

At March 31, 2015 and 2014, the transactions with derivatives generated positive and consolidated negative (net) result of R$157,700 and R$72,951, respectively (Note 25).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis to the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Pursuant to the abovementioned, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation

Hedge (long position)	Derivatives (EUR depreciation risk)	77,272	96,602	115,938
Payables in EUR	Debt (EUR appreciation risk)	(82,988)	(103,735)	(124,482)
Receivables in Euro	Debt (EUR depreciation risk)	5,635	7,043	8,452
	Net exposure	(81)	(90)	(92)

Hedge (long position)	Derivatives (EUR depreciation risk)	12,770,502	15,963,127	19,155,753
EUR firm commitment	EUR Debt (EUR appreciation risk)	(12,770,502)	(15,963,127)	(19,155,753)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (US$ depreciation risk)	(105,294)	(131,642)	(157,902)
Payables in US$	Debt (US$ appreciation risk)	(334,684)	(418,355)	(502,027)
Receivables in US$	Debt (US$ depreciation risk)	437,806	547,257	656,709
	Net exposure	(2,172)	(2,740)	(3,220)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	237,975	259,807	285,655
Debt in IPCA	Debt (risk of increase in IPCA)	(238,191)	(260,043)	(285,914)
	Net exposure	(216)	(236)	(259)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	229,226	234,809	240,652
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(229,226)	(234,809)	(240,652)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in UMBND)	638,372	810,341	987,709
Debt in UMBND	Debt (risk of increase in UMBND)	(636,663)	(808,130)	(984,964)
	Net exposure	1,709	2,211	2,745

Hedge (long position)	Derivatives (risk of decrease in TJLP)	1,047,968	1,101,413	1,160,236
Debt in TJLP	Debt (risk of increase in TJLP)	(1,048,010)	(1,101,460)	(1,160,288)
	Net exposure	(42)	(47)	(52)

Hedge (CDI position)
Hedge USD and EUR (short and long position)	Derivatives (Risk of increase in CDI)	(11,830,756)	(11,830,877)	(11,830,995)
Hedge IPCA (short position)	Derivatives (Risk of increase in CDI)	(239,579)	(239,656)	(239,726)
Hedge IGPM (short position)	Derivatives (Risk of increase in CDI)	(233,772)	(233,772)	(233,772)
Hedge UMBND (short position)	Derivatives (Risk of increase in CDI)	(383,041)	(388,114)	(392,699)
Hedge TJLP (short position)	Derivatives (Risk of increase in CDI)	(1,053,162)	(1,054,272)	(1,055,292)
	Net exposure	(13,740,310)	(13,746,691)	(13,752,484)

Total net exposure in each scenario		(13,741,112)	(13,747,593)	(13,753,362)

Net effect on changes in current fair value		-	(6,481)	(12,250)

Sensitivity analysis assumptions

Risk variable	Probable	25% deterioration	50% deterioration
USD	3.2080	4.0100	4.8120
EUR	3.4515	4.3144	5.1772
JPY	0.0268	0.0334	0.0401
IPCA	8.13%	10.16%	12.19%
IGPM	3.16%	3.95%	4.74%
IGP-DI	3.46%	4.33%	5.19%
UMBND	0.0626	0.0782	0.0939
URTJLP	1.9741	2.4676	2.9611
CDI	12.60%	15.75%	18.90%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the hedge accounting methodology were also considered at their fair value.

The fair values stated in the chart above derives from a portfolio position at March 31, 2015; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company. The use of different assumptions may affect significantly the estimates.

b) Fair Value

The Company assessed its financial assets and liabilities in relation to market values, based on information available and appropriate valuation methodologies. However, both interpreting market data and selecting valuation techniques require considerable judgment and reasonable estimates to calculate the most appropriate realizable value.  As such, the estimates presented do not necessarily indicate the current market values. The use of different market hypotheses and/or methodologies may have a significant impact on estimated realizable values. At March 31, 2015 and December 31, 2014, the Company detected no significant and prolonged impairment in the recoverable amount of its financial instruments.

The tables below present breakdown of financial assets and liabilities at March 31, 2015 and December 31, 2014.

Company
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		03/31/15	12/31/14	03/31/15	12/31/14
Current assets
Cash and cash equivalents (Note 3)	Loans and receivables		2,132,198	3,835,304	2,132,198	3,835,304
Accounts receivable, net (Note 4)	Loans and receivables		6,411,415	6,470,764	6,411,415	6,470,764
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	11,027	2,218	11,027	2,218
Derivative transactions (Note 32)	Coverage	Level 2	1,016,534	611,721	1,016,534	611,721

Noncurrent assets
Accounts receivable, net (Note 4)	Loans and receivables		183,785	190,288	183,785	190,288
Ownership interest (Note 10)	Available for sale	Level 1	1,653,262	1,445,014	1,653,262	1,445,014
Derivative transactions (Note 32)	Coverage	Level 2	239,774	152,843	239,774	152,843
Total financial assets			11,647,995	12,708,152	11,647,995	12,708,152

Company
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		03/31/15	12/31/14	03/31/15	12/31/14
Current liabilities
Trade accounts payable (Note 14)	Amortized cost		6,786,193	7,675,632	6,786,193	7,675,632
Loans, financing and finance lease agreements (Note 19)	Amortized cost		721,150	1,509,471	1,209,331	1,646,869
Debentures (Note 19)	Amortized cost		757,779	755,047	1,089,535	1,053,265
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	14	568	14	568
Derivative transactions (Note 32)	Coverage	Level 2	127,589	22,443	127,589	22,443

Noncurrent liabilities
Loans, financing and finance lease agreements (Note 19)	Amortized cost		2,088,664	2,123,126	1,879,973	1,899,755
Debentures (Note 19)	Amortized cost		3,415,951	3,411,616	3,063,296	3,077,269
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	1,334	-	1,334	-
Derivative transactions (Note 32)	Coverage	Level 2	14,530	24,133	14,530	24,133
Total financial liabilities			13,913,204	15,522,036	14,171,795	15,399,934

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		03/31/15	12/31/14	03/31/15	12/31/14
Current assets
Cash and cash equivalents (Note 3)	Loans and receivables		3,212,154	4,692,689	3,212,154	4,692,689
Accounts receivable, net (Note 4)	Loans and receivables		6,667,465	6,724,061	6,667,465	6,724,061
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	11,027	2,218	11,027	2,218
Derivative transactions (Note 32)	Coverage	Level 2	1,016,534	611,721	1,016,534	611,721

Noncurrent assets
Accounts receivable, net (Note 4)	Loans and receivables		294,131	299,405	294,131	299,405
Ownership interest (Note 10)	Available for sale	Level 1	83,835	79,805	83,835	79,805
Derivative transactions (Note 32)	Coverage	Level 2	239,774	152,843	239,774	152,843
Total financial assets			11,524,920	12,562,742	11,524,920	12,562,742

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		03/31/15	12/31/14	03/31/15	12/31/14
Current liabilities
Trade accounts payable (Note 14)	Amortized cost		6,823,158	7,641,191	6,823,158	7,641,191
Loans, financing and finance lease agreements (Note 19)	Amortized cost		721,150	1,509,471	1,209,331	1,646,869
Debentures (Note 19)	Amortized cost		757,779	755,047	1,089,535	1,053,265
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	14	568	14	568
Derivative transactions (Note 32)	Coverage	Level 2	127,589	22,443	127,589	22,443

Noncurrent liabilities
Loans, financing and finance lease agreements (Note 19)	Amortized cost		2,088,664	2,123,126	1,879,973	1,899,755
Debentures (Note 19)	Amortized cost		3,415,951	3,411,616	3,063,296	3,077,269
Derivative transactions (Note 32)	Measured at fair value through profit or loss	Level 2	1,334	-	1,334	-
Derivative transactions (Note 32)	Coverage	Level 2	14,530	24,133	14,530	24,133
Total financial liabilities			13,950,169	15,487,595	14,208,760	15,365,493

c) Capital Management and Risk Management Policy

Capital management

The objective of the Company capital management is to maintain a solid credit rating with the institutions as well as optimal capital ratio to support the Company businesses and maximize value to shareholders.

The Company manages its capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the period ended March 31, 2015, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures, finance lease, and operations with derivatives (Note 19), net of cash and cash equivalents (Note 3) and short-term investments as a guarantee of the BNB financing.

Consolidated net indebtedness rates on Company’s equity are as follows:

	Consolidated
	03/31/15	12/31/14
Cash and cash equivalents	3,212,154	4,692,689
Loans, financing, debentures, finance lease agreement and derivative transactions (net of short-term investments given in guarantee to the debt)	(5,830,340)	(7,019,168)
Net debt	2,618,186	2,326,479
Equity	43,183,600	44,950,095
Net debt-to-equity ratio	6.06%	5.18%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The major market risk factors that affect business are as follows:

a)   Exchange rate risk

There is the risk arising from the possibility of the Company incur losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

On March 31, 2015, 8.6% of the financial debt was denominated in foreign currency (15.9% at December 31, 2014). The Company takes out derivative transactions (foreign exchange hedge) from financial institutions to hedge against exchange variation on its financial debt in foreign currency (R$602,147 and R$1,237,422 at March 31, 2015 and December 31, 2014, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

Hedge transactions were taken out to minimize the currency risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$33,016 and €22,412 thousand payable at March 31, 2015 and US$29,676 thousand and €20,700 thousand payable at December 31, 2014) to minimize the related currency risk.

b)   Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA) taken out at floating interest rates (CDI).

The debt to BNDES is restated by reference to the Long-Term Interest Rate (TJLP) variation, established quarterly by the National Monetary Council, which, in March 2015, decided to increase it to 6.00% p.a. from April 1 to June 30, 2015. TJLP increase was of 0.50 percentage point in relation to the rate previously in force, namely 5.50% p.a.

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company invests cash surplus of R$3,138,075 (R$4,628,679 at December 31, 2014), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

c)   Liquidity risk

The liquidity risk consists in the Company’s occasionally not having sufficient funds to meet its commitments, given the different currencies and realization/settlement terms of its rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in note 19, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

We set out below a summary maturity schedule of consolidated financial liabilities contractually provided for:

At March 31, 2015	Within 1 year	From 1 to 2 years	From 2 to 5 years	Above 5 years	Total
Trade accounts payable (Note 14)	6,823,158	-	-	-	6,823,158
Loans, financing and finance lease agreement (Note 19)	721,150	622,943	1,324,700	141,021	2,809,814
Debentures (Note 19)	757,779	-	3,388,201	27,750	4,173,730
Derivative transactions (Note 32)	127,603	9,560	4,274	2,030	143,467
Total	8,429,690	632,503	4,717,175	170,801	13,950,169

December 31, 2014	Within 1 year	From 1 to 2 years	From 2 to 5 years	Above 5 years	Total
Trade accounts payable (Note 14)	7,641,191	-	-	-	7,641,191
Loans, financing and finance lease agreement (Note 19)	1,509,471	602,892	1,401,595	118,639	3,632,597
Debentures (Note 19)	755,047	-	3,397,741	13,875	4,166,663
Derivative transactions (Note 32)	23,011	11,617	8,560	3,956	47,144
Total	9,928,720	614,509	4,807,896	136,470	15,487,595

d)   Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customers base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. There are exceptions to the telephony services which must be kept for national security or defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

33)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and it subsidiary rent equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At March 31, 2015, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Within 1 year	980,095	1,401,327
From 1 to 5 years	3,126,430	4,627,621
Above 5 years	1,766,211	4,349,524
Total	5,872,736	10,378,472

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

34) SUBSEQUENT EVENTS

General Shareholders’ Meeting (“AGO”) – Approval of Accounts and Allocation of Results for 2014

On April 9, 2015, the “AGO” approved the Annual Management Report, the Company’s and consolidated financial statements, the Independent Auditor’s reports and the Supervisory Board report, all for the year ended December 31, 2014.

The same “AGO” approved allocation of proposed additional dividends, not yet distributed to the Company’s common and preferred shareholders of record at the end of April 9, 2015, in the amount of R$18,592.

The value per share (VPA) of these dividends is of R$0.015526054047 and R$0.017078659463 for common and preferred shares, respectively.

Public Offering of Primary Distribution of Shares

The Company’s Board of Directors’ meeting held on April 27, 2015 unanimously approved the following:

1.   The unit issue price of common shares  (“Common Shares”) and of preferred shares (“Preferred Shares” and, together with the Common Shares, “Shares”), both issued by the Company, all registered book-entry shares with no par value, including in the form of American Depositary Shares (“ADSs”), in which each ADS represents a Preferred Share and represented by one American Depositary Receipt (“ADR”), in the ambit of the Public Offering of Primary Distribution of Shares (“Primary Offering of Shares”), to be concurrently performed in Brazil (“Brazilian Offering”), and abroad (“International Offering” and, together with the Brazilian Offering, the “Global Offering”), through the applicable registrations with the Brazilian Securities and Exchange Commission (CVM), on the terms of CVM Ruling No. 400, of 12/29/03 (“CVM Ruling No. 400”), and with SEC (USA), on the terms of the US Securities Act of 1933.

▪  The issue price of R$47.00 per Preferred Share was determined after conclusion of the procedure of survey of institutional investors’ investment intention (“Book Building Procedure”), on the terms of article 23, paragraph 1, and of article 44 of CVM Ruling No. 400, and in accordance with  the provisions of article 170, paragraph 1, item III, of Law No. 6404/76, which was conducted by intermediate financial institutions engaged by the Company to assist it in implementing the Global Offering, having the following parameters: (a) the quotation of preferred shares issued by the Company on BM&FBOVESPA; and (b) the indicated interest, based on quality and quantity of demand (volume and price) surveyed among institutional investors during the  Book Building Procedure, therefore on a justified market price basis, since this price will not generate unjustified dilution of the remaining Company shareholders.

▪  The issue price of R$38.47 per Common Share was established based on the price by Preferred Share established after conclusion of the Book Building Procedure, applying a 18.14% discount, which represents the average discount rate of the trading price of the Company's common shares in relation to the trading price of the Company's preferred shares in the 3  months before March 26, 2015, in order to measure, as fairly as possible, the market price of the two types of shares, adequately reflecting the related market conditions between share types due to the significantly lower liquidity of common shares compared to that of preferred shares.

▪  In the ambit of the International Offering, the unit share price of the ADSs was established at US$16.08 per ADS. The translation of the issue price was made at the exchange rate (PTAX, “accounting quotation” option, currency – US dollar) informed by the Central Bank of Brazil (Bacen), through Bacen Information System on April 27, 2015.

2.   The destination of all the funds obtained by the Company with the Global Offering to the Company’s capital account.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

3.   The increase of Company capital, within the limit of its authorized capital provided for by article 4 of the Company’s bylaws and with exclusion of the right of first refusal of the current Company shareholders, on the terms of article 172 of Law No. 6404/76, in the amount of  R$15,812,000, with Company capital increase from R$37,798,110 to R$53,610,110, through issuance of 121,711,240 Common Shares, for the unit issue price of R$38.47 and 236,803,588 Preferred Shares, for the unit issue price of R$47.00. Common shares, preferred shares and ADSs issued due to this capital increase will ensure to their holders, as from the date of announcement of the Global Offering, the same rights attributed respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, on the terms of the Company’s bylaws and Law No. 6404/76, fully participating in dividends and other distributions that come to be declared as from the date of announcement of beginning of the Global Offering.

4.   The content of the Brazilian Offering Final Prospectus, of the  Pricing Term Sheet and the Final Prospectus Supplement.

5.   Reiterate the authorization granted by the Company’s Executive Board to carry any and all acts necessary for conducting the Global Offering, including the execution of all contracts and documents necessary for the Global Offering.

On April 28, 2015, in accordance with the terms of CVM Ruling No. 358, of 3/01/02 and in article 52 of CVM Ruling No. 400, the Company, together with several financial institutions, communicated the beginning of the Primary Offering of 121,711,240 Common Shares and 236,803,588 Preferred Shares and, together with Common Shares, “Shares”, both issued by the Company, all registered book-entry shares with no par value, free and unencumbered of any burden or lien, including in the form of ADSs, represented by ADRs, through a capital increase of the Company, which will be based on the current proportion between common and preferred shares issued by the Company, as provided for by the Company’s bylaws, to be issued by the Company within its authorized capital limit provided for in its bylaws, with subscription priority for shareholders, on the terms of the Priority Offering, to be concurrently conducted in Brazil and with the Global Offering for the price of R$38.47 per Common Share and R$47.00 per Preferred Share, totaling R$15,812,000.

The global offering concurrently comprises (a) the Brazilian Offering, consisting of the Primary Offering of Shares in Brazil (except in the form of ADS) ("Shares of the Brazilian Offering"), in non-organized OTC market, through registration with the CVM and in accordance with CVM Ruling No. 400, to be coordinated by the Coordinators of the Brazilian Offering, with the participation of certain financial institutions in the distribution system of securities and certain consortium institutions authorized to operate in the Brazilian capital market, registered with the BM&FBOVESPA S.A.; and (b) the Primary Offering of Preferred Shares abroad, in the form of ADSs, represented by ADRs ("Shares of the International Offering" and, together with the Shares of the Brazilian Offering, "Shares of the Global Offering"), in accordance with the provisions in the US Securities Act of 1933, under the coordination of the Coordinators of the International Offering and with the participation of certain engaged financial institutions (“International Offering”).

Under article 14, paragraph 2 of CVM Ruling No. 400, the number of Shares initially offered (not including the Supplementary Lot), at the Company's discretion, in agreement with the Lead Coordinator, was increased by 7.66% of the total Global Offering Shares initially offered (excluding the Supplementary Lot), i.e. 25,514,988 Shares, being 8,662,015 Common Shares and 16,852,973 Preferred Shares, including in the form of ADSs represented by ADRs, as indicated in the Final Prospectus of Primary Public Offering of Common and Preferred Shares issued by the Company ("Final Prospectus") under the same conditions and at the same price of the Shares initially offered, respecting the legal limit of 2/3rd of preferred shares issued by Company.

On the terms of article 24 of CVM Ruling No. 400, the number of shares of the Global Offering initially offered (not considering the additional Shares and the Shares allocated to SP Telecomunicações Participações Ltda., Telefónica S.A., Telefónica Internacional S.A. and Telefónica Chile S.A.    ("Controlling Shareholders") under the Priority Offer) may be increased by up to 10%, exclusively in preferred shares, i.e. by up to 6,282,660 Preferred Shares, including in the form of ADSs represented by ADRs under the same conditions and at the same price of the Shares of the Global Offering, initially offered ("Supplementary Shares" or "Supplementary ADSs", as applicable, and, together, "Supplementary Lot"), according to the rules defined in the Primary Offering.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

The Global Offering Shares allocated to the Brazilian Offering (considering the Additional Lot and without considering the Supplementary Lot) will be placed by the institutions participating in the Brazilian Offering individually and not jointly, with guarantee of liquidation to be provided by the Brazilian Offering Coordinators, with respect to the Global Offering Shares allocated to the Brazilian Offering, pursuant to the Placement Agreement.  Shares of the Brazilian Offering that are subject to sales efforts abroad by the Coordinators of the International Offering with the Foreign Investors will be mandatorily subscribed and paid in Brazil, in local currency, in accordance with article 19, paragraph 4 of Law No. 6385/76.

On May 6, 2015, pursuant to CVM Ruling No. 358, of 01/03/02 and article 29 of CVM Ruling No. 400, the Company, jointly with various financial institutions, communicated the closing of the Initial Public Offering of 121,711,240 common shares and 243,086,248 preferred shares (collectively referred to as “Shares”), all of which are registered, book-entry shares with no par value, free and clear of any burden or encumbrance, also in the form of ADS, represented by ADR, free and clear of any burden or encumbrance, both issued by the Company, carried out simultaneously in Brazil and abroad (Global Offer), at the price of R$38.47 per common share and R$47.00 per preferred share, totaling R$16,107,285.

The complete Final Prospectus information and communication of the closing of the Initial Public Offering are available for consultation on the CVM and Company sites (www.cvm.org.br and www.telefonica.com.br/ri, respectively).

Company capital increases

At a meeting held on April 28, 2015, the Board of Directors unanimously approved the subscription of 121,711,240 registered book-entry common shares with no par value for unit issue price of R$ 38.47 and 236,803,588 registered book-entry preferred shares with no par value for unit  issue price of R$ 47.00, both issued by the Company, which were issued in the ambit of the Primary Offering of Shares held simultaneously in Brazil and abroad, as described above.

Due to the subscription referred to above, in this same meeting, the Board of Directors approved the increase of the Company's capital, within the limits of its authorized capital provided for in article 4 of the Company's bylaws and with the exclusion of preemptive rights of the Company's current shareholders, pursuant to article 172 of Law No. 6404 / 76, by the amount of  R$15,812,000, as approved at the meeting of the Board of Directors of April 27, 2015, to R$ 53,610,110, represented by 503,046,911 common shares and 978,737,161 preferred shares.

The direct costs related to this Company capital increase totaled approximately R$95,170.

At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved the capital increase, within the limit of its authorized capital provided for in article 4 of the Company's bylaws and with the exclusion of the right of refusal of the current shareholders of the Company pursuant to article 172 of Law No. 6404/76, by the amount of R$ 295,285, through the issuance of 6,282,660 registered book-entry preferred shares with no par value for unit issue price of R$ 47.00. Thus, the Company's capital increased from R$53,610,110 to R$53,905,395, represented by 503,046,911 common shares and 985,019,821 preferred shares.

This capital increase was carried out under the Primary Offering, through the exercise of the option of distribution of a supplementary lot of shares that was granted by the Contract for Coordination, Placement and Guarantee of Liquidation of Common and Preferred Shares Issued by the Company, pursuant to article 24 of CVM Ruling No. 400, to meet the excess demand verified during the Primary Offering.  The shares were issued under the same conditions of shares initially issued by the Company in the Primary Offering, as approved at the Board of Directors' Meeting held on March 25 and April 27, 2015. The Preferred Shares and the ADSs issued as a result of this capital increase will give their respective holders, from the date of publication of the Global Offering, the same rights assigned respectively to the holders of Preferred Shares and ADSs, currently outstanding under the Company's bylaws and Law No. 6404/76.

The direct costs related to this Company capital increase totaled approximately R$5,720.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Three-month period ended March 31, 2015

(In thousands of reais, unless otherwise stated)

Interim dividends and interest on equity

At the meeting held on May 12, 2015, the Company´s Board of Directors approved the declaration of interim dividends, amounting to R$270,000, corresponding to R$0.170178573168 per common share and R$0.187196430485 per preferred share, determined based on the balance sheet as of April 30, 2015, which, as provided for in the sole paragraph, article 27 of the Company´s Articles of Incorporation, will be attributed to mandatory minimum dividends for 2015.

At this same meeting, following General Shareholders´ Meeting, the credit of interest on equity referring to 2015 was approved, pursuant to article 28 of the Company´s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Resolution No. 638/12, in the gross amount of R$515,000, corresponding to  R$0.324599871044 per common share and R$0.357059858148 per preferred share, resulting in net withholding income tax of R$437,750, corresponding to R$0.275909890388 per common share and R$0.303500879426 per preferred share, determined based on net income recorded in the balance sheet as of April 30, 2015.

Payment of dividends and interest on equity will begin by the end of fiscal year 2016, on a date to be defined by the Board of Directors and communicated to the market opportunely, individually credited to shareholders pursuant to the shareholding structure informed in the Company´s records on and including May 25, 2015, at the end of the day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 27, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director